As filed via EDGAR with the
            Securities and Exchange Commission on February 27, 1998.



                                                           File No. 811-6701

===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                 AMENDMENT NO. 5




                                       TO


                                    FORM N-1A


                             REGISTRATION STATEMENT

                    UNDER THE INVESTMENT COMPANY ACT OF 1940



                            CAPITAL GROWTH PORTFOLIO

               (Exact Name of Registrant as Specified in Charter)



                     One Chase Manhattan Plaza, Third Floor
                            New York, New York 10081


               (Address of Principal Executive Office) (ZIP Code)



       Registrant's Telephone Number, including Area Code: (212) 552-4800



                              George Martinez, Esq.
                           BISYS Fund Services, Inc.
                               3435 Stelzer Road
                               Columbus, OH 43219


                     (Name and Address of Agent for Service)

                                   Copies to:



    Peter Eldridge, Esq.                                 Gary S. Schpero, Esq.
 The Chase Manhattan Bank                            Simpson Thacher & Bartlett
     270 Park Avenue                                     425 Lexington Avenue
 New York, New York 10017                             New York, New York 10017




===============================================================================

                                EXPLANATORY NOTE


          This Registration Statement of Capital Growth Portfolio has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act"). However, beneficial interests in the Registrant are not being registered under the Securities Act of 1933, as amended (the "1933 Act"), since such interests will be offered solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" as defined in Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in the Registrant.

                                     PART A


          Responses to Items 1 through 3 and 5A have been omitted pursuant to paragraph 4 of Instruction F of the General Instructions to Form N-1A.

Item 4.  General Description of Registrant.
-------------------------------------------

          Capital Growth Portfolio (the "Portfolio") is a non-diversified, open-end management investment company which was organized in the United States as a trust under the laws of the State of New York pursuant to a Declaration of Trust dated as of December 15, 1992.

          Beneficial interests in the Portfolio are offered solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Portfolio may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" as defined in Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any "security" within the meaning of the 1933 Act.


          The Chase Manhattan Bank ("Chase") is the Portfolio's investment adviser (the "Adviser") and Administrator (the "Administrator"). The address of Chase is 270 Park Avenue, New York, New York 10017. Chase Asset Management, Inc. ("CAM") is the Portfolio's investment sub-adviser (the "Sub-adviser"). The address of CAM is 1211 Avenue of the Americas, New York, New York 10036.


          Capital Growth Portfolio seeks long-term capital growth . The Portfolio is not intended to be a complete investment program, and there is no assurance it will achieve its objective.

          The Portfolio will invest primarily in a broad portfolio of common stocks. Under normal market conditions, the Portfolio will invest at least 80% of its total assets in common stocks. The Portfolio will seek to invest in stocks of companies with capitalizations of $750 million to $4.0 billion. Current income, if any, is a consideration incidental to the Portfolio's objective of long-term capital growth. The Portfolio's advisers intend to utilize both quantitative and fundamental research to identify undervalued stocks with a catalyst for positive change.

          The Portfolio is classified as a "non-diversified" fund under federal securities law. The Portfolio's assets may be more concentrated in the securities of any single issuer or group of issuers than if the Portfolio were diversified.


          The Portfolio may invest any portion of its assets not invested in common stocks in high quality money market instruments and repurchase agreements. For temporary defensive purposes, the Portfolio may invest without limitation in these instruments. At times when the Portfolio's advisers deem it advisable to limit the Portfolio's exposure to the equity markets, the Portfolio may invest up to 20% of its total assets in U.S. Government obligations (exclusive of any investments in money market instruments). To the extent that the Portfolio departs from its investment policies during temporary defensive periods, its investment objective may not be achieved.


Other Investment Practices


          The Portfolio may also engage in the following investment practices, when consistent with the Portfolio's overall objective and policies. These practices, and certain associated risks, are more fully described in Part B, below. Except as otherwise indicated below, the Portfolio is not subject to any percentage limits with respect to the practices described below.

          Foreign Securities. The Portfolio may invest up to 20% of its total assets in foreign securities, including Depositary Receipts, which are described below. Since foreign securities are normally denominated and traded in foreign currencies, the values of the Portfolio's foreign investments may be influenced by currency exchange rates and exchange control regulations. There may be less information publicly available about foreign issuers than U.S. issuers, and they are not generally subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Foreign securities may be less liquid and more volatile than comparable U.S. securities. Foreign settlement procedures and trade regulations may involve certain expenses and risks. One risk would be the delay in payment or delivery of securities or in the recovery of the Portfolio's assets held abroad. It is possible that nationalization or expropriation of assets, imposition of currency exchange controls, taxation by withholding portfolio assets, political or financial instability and diplomatic developments could affect the value of the Portfolio's investments in certain foreign countries. Foreign laws may restrict the ability to invest in certain countries or issuers and special tax considerations will apply to foreign securities. The risks can increase if the Portfolio invests in emerging market securities.


          The Portfolio may invest its assets in securities of foreign issuers in the form of American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts or other similar securities representing securities of foreign issuers (collectively, "Depositary Receipts"). The Portfolio treats Depositary Receipts as interests in the underlying securities for purposes of its investment policies. Unsponsored Depositary Receipts may not carry comparable voting rights to sponsored Depositary Receipts, and a purchaser of unsponsored Depositary Receipts may not receive as much information about the issuer of the underlying securities as with a sponsored Depositary Receipt.


          U.S. Government Obligations. U.S. Government obligations include obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

          Money Market Instruments. The Portfolio may invest in cash or high-quality, short-term money market instruments. These may include U.S. Government securities, commercial paper of domestic and foreign issuers and obligations of domestic and foreign banks. Investments in foreign money market instruments may involve certain risks associated with foreign investment.



          Repurchase Agreements, Securities Loans and Forward and Stand-By Commitments. The Portfolio may enter into agreements to purchase and resell securities at an agreed-upon price and time. The Portfolio also has the ability to lend portfolio securities in an amount equal to not more than 30% of its total assets to generate additional income. These transactions must be fully collateralized at all times. The Portfolio may purchase securities for delivery at a future date, which may increase its overall investment exposure and involves a risk of loss if the value of the securities declines prior to the settlement date. The Portfolio may enter into put transactions, including those sometimes referred to as stand-by commitments, with respect to securities in its portfolio. In these transactions, the Portfolio would acquire the right to sell a security at an agreed upon price within a specified period prior to its maturity date. A put transaction will increase the cost of the underlying security and consequently reduce the available yield. Each of these transactions involve some risk to the Portfolio if the other party should default on its obligation and the Portfolio is delayed or prevented from recovering the collateral or completing the transaction.



          Borrowing and Reverse Repurchase Agreements. The Portfolio may borrow money from banks for temporary or short-term purposes, but will not borrow money to buy additional securities, known as "leveraging." The Portfolio may also sell and simultaneously commit to repurchase a portfolio security at an agreed-upon price and time. The Portfolio may use this practice to generate cash for shareholder redemptions without selling securities during unfavorable market conditions. Whenever the Portfolio enters into a reverse repurchase agreement, it will establish a segregated account in which it will maintain liquid assets on a daily basis in an amount at least equal to the repurchase price (including accrued interest). The Portfolio would be required to pay interest on amounts obtained through reverse repurchase agreements, which are considered borrowing under federal securities laws.

          Convertible Securities. The Portfolio may invest up to 20% of its net assets in convertible securities, which are securities generally offering fixed interest or dividend yields which may be converted either at a stated price or stated rate for common or preferred stock. Although to a lesser extent than with fixed-income securities generally, the market value of convertible securities tends to decline as interest rates increase, and increase as interest rates decline. Because of the conversion feature, the market value of convertible securities also tends to vary with fluctuations in the market value of the underlying common or preferred stock.


          Other Investment Companies. The Portfolio may invest up to 10% of its total assets in shares of other investment companies when consistent with its investment objective and policies, subject to applicable regulatory limitations. Additional fees may be charged by other investment companies.

          STRIPS. The Portfolio may invest up to 20% of its total assets in stripped obligations (i.e., separately traded principal and interest components of securities) where the underlying obligations are backed by the full faith and credit of the U.S. Government, including instruments known as "STRIPS". The value of these instruments tends to fluctuate more in response to changes in interest rates than the value of ordinary interest-paying debt securities with similar maturities. The risk is greater when the period to maturity is longer.


          Derivatives and Related Instruments. The Portfolio may invest its assets in derivative and related instruments to hedge various market risks or to increase the Portfolio's income or gain. Some of these instruments will be subject to asset segregation requirements to cover the Portfolio's obligations. The Portfolio may (i) purchase, write and exercise call and put options on securities and securities indexes (including using options in combination with securities, other options or derivative instruments); (ii) enter into swaps, futures contracts and options on futures contracts; (iii) employ forward currency contracts; and (iv) purchase and sell structured products, which are instruments designed to restructure or reflect the characteristics of certain other investments.


          There are a number of risks associated with the use of derivatives and related instruments and no assurance can be given that any strategy will succeed. The value of certain derivatives or related instruments in which the Portfolio invests may be particularly sensitive to changes in prevailing economic conditions and market value. The ability of the Portfolio to successfully utilize these instruments may depend in part upon the ability of its advisers to forecast these factors correctly. Inaccurate forecasts could expose the Portfolio to a risk of loss. There can be no guarantee that there will be a correlation between price movements in a hedging instrument and in the portfolio assets being hedged. The Portfolio is not required to use any hedging strategies. Hedging strategies, while reducing risk of loss, can also reduce the opportunity for gain. Derivatives transactions not involving hedging may have speculative characteristics, involve leverage and result in losses that may exceed the original investment of the Portfolio. There can be no assurance that a liquid market will exist at a time when the

Portfolio seeks to close out a derivatives position. Activities of large traders in the futures and securities markets involving arbitrage, " program trading," and other investment strategies may cause price distortions in derivatives markets. In certain instances, particularly those involving over-the-counter transactions or forward contracts, there is a greater potential that a counterparty or broker may default . In the event of a default, the Portfolio may experience a loss. For additional information concerning derivatives, related instruments and the associated risks, see Part B, below.


          Portfolio Turnover. The frequency of the Portfolio's buy and sell transactions will vary from year to year. The Portfolio's investment policies may lead to frequent changes in investments, particularly in periods of rapidly changing market conditions. High portfolio turnover rates would generally result in higher transaction costs, including brokerage commissions or dealer mark-ups, and would make it more difficult for the Portfolio to qualify as a registered investment company under federal tax law. See "Certain Regulatory Matters."


Risk Factors


          The Portfolio does not constitute a balanced or complete investment program, and the net asset value of its beneficial interests will fluctuate based on the value of the securities held by the Portfolio. The Portfolio is subject to the general risks and considerations associated with equity investing, as well as the risks discussed herein.


          Because the Portfolio is "non-diversified," the value of its beneficial interests is more susceptible to developments affecting issuers in which the Portfolio invests.

          For a discussion of certain other risks associated with the Portfolio's additional investment activities, see "Other Investment Practices" above.

Item 5.  Management of the Fund.
--------------------------------

          The Portfolio's Board of Trustees provides broad supervision over the affairs of the Portfolio. See "Trustees and Officers" in Item 14 of Part B for a complete description of the Trustees of the Portfolio.


          The Portfolio's Advisers. Chase is the Portfolio's investment adviser under an Investment Advisory Agreement and has overall responsibility for investment decisions of the Portfolio, subject to the oversight of the Board of Trustees. Chase is a wholly-owned subsidiary of The Chase Manhattan Corporation, a bank holding company. Chase and its predecessors have over 100 years of money management experience. For its investment advisory services to the Portfolio, Chase is entitled to receive an annual fee computed daily and paid monthly based at an annual rate equal to 0.40% of the Portfolio's average daily net assets. Chase is located at 270 Park Avenue, New York, New York 10017.


          CAM, a registered investment adviser, is the Portfolio's investment sub-adviser under an Investment Sub-Advisory Agreement between CAM and Chase. CAM is a wholly-owned operating subsidiary of Chase. CAM makes investment decisions for the Portfolio on a day-to-day basis. For these services, CAM is entitled to receive a fee, payable by Chase from its advisory fee, at an annual rate equal to 0.20% of the Portfolio's average daily net assets. CAM provides discretionary investment advisory services to institutional clients. The same individuals who serve as portfolio managers for Chase also serve as portfolio managers for

CAM. CAM is located at 1211 Avenue of the Americas, New York, New York 10036.



          Portfolio Managers. David Klassen, Director, U.S. Funds Management and Equity Research of Domestic Equity Management at Chase, and Tony Gleason, a Vice President of Chase, have been responsible for the management of the Portfolio since September 1995. Mr. Klassen is responsible for asset allocation and investment strategy for Chase's domestic equity portfolios. Mr. Klassen joined Chase in March 1992. Prior to joining Chase, Mr. Klassen was a vice president and portfolio manager at Dean Witter Reynolds, responsible for managing several mutual funds and other accounts. Mr. Klassen is also a manager of Small Cap Equity Fund and Growth and Income Portfolio. Mr. Gleason is also responsible for managing Equity Income Fund. Mr. Gleason joined Chase in 1995 with 10 years of investment experience. Prior to joining Chase, Mr. Gleason spent nine years as a Vice President and Portfolio Manager with Prudential Equity Management.



          The Administrator. Chase acts as the administrator for the Portfolio and is entitled to receive from the Portfolio a fee computed daily and paid monthly at an annual rate equal to 0.05% of its average daily net assets.

          Expenses. The Portfolio pays the expenses incurred in its operations. These expenses include investment advisory and administrative fees; the compensation of the Trustees; registration fees; interest charges; taxes; expenses connected with the execution, recording and settlement of security transactions; fees and expenses of the Portfolio's custodian for all services to the Portfolio, including safekeeping of funds and securities and maintaining required books and accounts; expenses of preparing and mailing reports to investors and to government offices and commissions; expenses of meetings of investors; fees and expenses of independent accountants, of legal counsel and of any transfer agent, registrar or dividend disbursing agent of the Portfolio; insurance premiums; and expenses of calculating the net asset value of, and the net income on, beneficial interests of the Portfolio. Service providers to the Portfolio may, from time to time, voluntarily waive all or a portion of any fees to which they are entitled .

Item 6.  Capital Stock and Other Securities.
--------------------------------------------

          The Portfolio is organized as a trust under the laws of the State of New York. Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Portfolio. Each investor is entitled to a vote in proportion to the amount of its investment in the Portfolio. Investments in the Portfolio may not be transferred, but an investor may withdraw all or any portion of its investment at any time at net asset value. Investors in the Portfolio (e.g., investment companies, insurance company separate accounts and common and commingled trust funds) will each be liable for all obligations of the Portfolio. However, the risk of an investor in the Portfolio incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance existed and the Portfolio itself was unable to meet its obligations.

          Investments in the Portfolio have no preemptive or conversion rights and are fully paid and nonassessable, except as set forth below. The Portfolio is not required to hold annual meetings of investors but the Portfolio will hold special meetings of investors when in the judgment of the Trustees it is necessary or desirable to submit matters for an investor vote. Investors have the right to communicate with other investors to the extent provided in Section 16(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), in connection with requesting a meeting of investors for the purpose of removing one or more Trustees, which removal requires a two-thirds vote of the Portfolio's beneficial interests. Investors also have under certain circumstances the right to remove one or more Trustees without a meeting. Upon liquidation of the Portfolio, investors would be entitled to share pro rata in the net assets of the Portfolio available for distribution to investors.

          The Portfolio does not intend to distribute to its investors its net investment income or its net realized capital gains, if any. The end of the Portfolio's fiscal year is October 31.

          Under the anticipated method of operation of the Portfolio, the Portfolio will not be subject to any income tax. However, each investor in the Portfolio will be taxable on its share (as determined in accordance with the governing instruments of the Portfolio) of the Portfolio's taxable income, gain, loss, deductions and credits in determining its income tax liability. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder.

          It is intended that the Portfolio's assets, income and distributions will be managed in such a way that an investor in the Portfolio will be able to satisfy the requirements of Subchapter M of the Code, assuming that the investor invested all of its assets in the Portfolio.

          Investor inquiries may be directed to the Portfolio's exclusive placement agent, Signature Broker-Dealer Services, Inc., 6 St. James Avenue, Boston, Massachusetts 02116 or to the Portfolio's transfer agent, DST Systems, Inc. at 210 W. 10th Street, Kansas City, Missouri 64105.

Item 7.  Purchase of Securities Being Offered.
----------------------------------------------

          Beneficial interests in the Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. See "General Description of the Registrant" above.

          An investment in the Portfolio may be made in U.S. dollars without a sales load at the net asset value next determined after an order is received in "good order" by the Portfolio. There is no minimum initial or subsequent investment in the Portfolio. No money may be paid to any intermediary in Hong Kong who is not a dealer or exempt dealer.

          The Portfolio reserves the right to cease accepting investments at any time or to reject any investment order.

          Each investor in the Portfolio may add to or reduce its investment in the Portfolio on each day the New York Stock Exchange is open for trading. At the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time; however options are priced at 4:15 p.m., Eastern time) on each such day, the value of each investor's beneficial interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage, effective for that day, which represents that investor's share of the aggregate beneficial interests in the Portfolio. Any additions or reductions, which are to be effected as of the close of regular trading on such day, will then be effected. The investor's percentage of the aggregate beneficial interests in the Portfolio will then be recomputed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the close of regular trading on such day plus or minus, as the case may be, the amount of net additions to or reductions in the investor's investment in the Portfolio effected as of the close of regular trading and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of the close of regular trading on such day plus or minus, as the case may be, the amount of net additions to or reductions in the aggregate investments in the Portfolio by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio as of the close of regular trading on the following day the New York Stock Exchange is open for trading.

Item 8.  Redemption or Repurchase.
----------------------------------

          An investor in the Portfolio may reduce any portion or all of its investment at any time without charge at the net asset value next determined after a request in "good order" is furnished by the investor to the Portfolio. The proceeds of a reduction will be paid in U.S. dollars by the Portfolio normally on the next business day after the reduction is effected, but in any event within seven days. Investments in the Portfolio may not be transferred.

          The right of any investor to receive payment with respect to any reduction may be suspended or the payment of the proceeds therefrom postponed during any period in which the New York Stock Exchange is closed (other than weekends or holidays) or trading on such Exchange is restricted, or, to the extent otherwise permitted by the 1940 Act, if an emergency exists.

Item 9.  Pending Legal Proceedings.
-----------------------------------

                  Not applicable.

                                     PART B


Item 10.  Cover Page.
---------------------

                  Not applicable.

Item 11.  Table of Contents.
----------------------------

                                                                    Page

         General Information and History . . . . . . . . . . . . . . .  B-1
         Investment Objective and Policies . . . . . . . . . . . . . .  B-1
         Management of the Fund  . . . . . . . . . . . . . . . . . . .  B-14
         Control Persons and Principal Holders of Securities . . . . .  B-17
         Investment Advisory and Other Services  . . . . . . . . . . .  B-17
         Brokerage Allocation and Other Practices  . . . . . . . . . .  B-19
         Capital Stock and Other Securities  . . . . . . . . . . . . .  B-21
         Purchase, Redemption and Pricing of Securities  . . . . . . .  B-23
         Tax Status  . . . . . . . . . . . . . . . . . . . . . . . . .  B-24
         Underwriters  . . . . . . . . . . . . . . . . . . . . . . . .  B-25
         Calculation of Performance Data . . . . . . . . . . . . . . .  B-25
         Financial Statements  . . . . . . . . . . . . . . . . . . . .  B-25

Item 12.  General Information and History.
------------------------------------------

                   Not applicable

Item 13.  Investment Objective and Policies.
--------------------------------------------

          Part A sets forth the investment objective and various investment policies of the Portfolio. This Part B supplements and should be read in conjunction with the related section of Part A. For descriptions of the securities ratings of Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("Standard & Poor's") and Fitch Investors Service, Inc. ("Fitch"), see Appendix B.

         Investment Policies.

          U.S. Government Securities. U.S. Government Securities include (1) U.S. Treasury obligations, which generally differ only in their interest rates, maturities and times of issuance, including: U.S. Treasury bills (maturities of one year or less), U.S. Treasury notes (maturities of one to ten years) and U.S. Treasury bonds (generally maturities of greater than ten years); and (2) obligations issued or guaranteed by U.S. Government agencies and instrumentalities which are supported by any of the following: (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow any amount listed to a specific line of credit from the U.S. Treasury, (c) discretionary authority of the U.S. Government to purchase certain obligations of the U.S. Government agency or instrumentality or (d) the credit of the agency or instrumentality. Agencies and instrumentalities of the U.S. Government include but are not limited to: Federal Land Banks, Federal Financing Banks, Banks for Cooperatives, Federal Intermediate Credit Banks, Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation, Federal National Mortgage Association, Student Loan Marketing Association, United States Postal Service, Chrysler Corporate Loan Guarantee Board, Small Business Administration, Tennessee Valley Authority and any other enterprise established or sponsored by the U.S. Government. Certain U.S. Government Securities, including U.S. Treasury bills, notes and bonds, Government National Mortgage Association certificates and Federal Housing Administration debentures, are supported by the full faith and credit of the United States. Other U.S. Government Securities are issued or guaranteed by federal agencies or government sponsored enterprises and are not supported by the full faith and credit of the United States. These securities include obligations that are supported by the right of the issuer to borrow from the U.S. Treasury, such as obligations of the Federal Home Loan Banks, and obligations that are supported by the creditworthiness of the particular instrumentality, such as obligations of the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation. For a description of certain obligations issued or guaranteed by U.S. Government agencies and instrumentalities, see Appendix A.

          In addition, certain U.S. Government agencies and instrumentalities issue specialized types of securities, such as guaranteed notes of the Small Business Administration, Federal Aviation Administration, Department of Defense, Bureau of Indian Affairs and Private Export Funding Corporation, which often provide higher yields than are available from the more common types of government-backed instruments. However, such specialized instruments may only be available from a few sources, in limited amounts, or only in very large denominations; they may also require specialized capability in portfolio servicing and in legal matters related to government guarantees. While they may frequently offer attractive yields, the limited-activity markets of many of these securities means that, if the Portfolio were required to liquidate any of them, it might not be able to do so advantageously; accordingly, the Portfolio investing in such securities normally to hold such securities to maturity or pursuant to repurchase agreements, and would treat such securities (including repurchase agreements maturing in more than seven days) as illiquid for purposes of its limitation on investment in illiquid securities.

          Bank Obligations. Investments in bank obligations are limited to those of U.S. banks (including their foreign branches) which have total assets at the time of purchase in excess of $1 billion and the deposits of which are insured by either the Bank Insurance Fund or the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation, and foreign banks (including their U.S. branches) having total assets in excess of $10 billion (or the equivalent in other currencies), and such other U.S. and foreign commercial banks which are judged by the advisers to meet comparable credit standing criteria.

          Bank obligations include negotiable certificates of deposit, bankers' acceptances, fixed time deposits and deposit notes. A certificate of deposit is a short-term negotiable certificate issued by a commercial bank against funds deposited in the bank and is either interest-bearing or purchased on a discount basis. A bankers' acceptance is a short-term draft drawn on a commercial bank by a borrower, usually in connection with an international commercial transaction. The borrower is liable for payment as is the bank, which unconditionally guarantees to pay the draft at its face amount on the maturity date. Fixed time deposits are obligations of branches of United States banks or foreign banks which are payable at a stated maturity date and bear a fixed rate of interest. Although fixed time deposits do not have a market, there are no contractual restrictions on the right to transfer a beneficial interest in the deposit to a third party. Fixed time deposits subject to withdrawal penalties and with respect to which the Portfolio cannot realize the proceeds thereon within seven days are deemed "illiquid" for the purposes of its restriction on investments in illiquid securities. Deposit notes are notes issued by commercial banks which generally bear fixed rates of interest and typically have original maturities ranging from eighteen months to five years.

          Banks are subject to extensive governmental regulations that may limit both the amounts and types of loans and other financial commitments that may be made and the interest rates and fees that may be charged. The profitability of this industry is largely dependent upon the availability and cost of capital funds for the purpose of financing lending operations under prevailing money market conditions. Also, general economic conditions play an important part in the operations of this industry and exposure to credit losses arising from possible financial difficulties of borrowers might affect a bank's ability to meet its obligations. Bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulation. Investors should also be aware that securities of foreign banks and foreign branches of United States banks may involve foreign investment risks in addition to those relating to domestic bank obligations.



          Corporate Reorganizations. In general, securities that are the subject of a tender or exchange offer or proposal sell at a premium to their historic market price immediately prior to the announcement of the offer or proposal. The increased market price of these securities may also discount what the stated or appraised value of the security would be if the contemplated action were approved or consummated. These investments may be advantageous when the discount significantly overstates the risk of the contingencies involved; significantly undervalues the securities, assets or cash to be received by shareholders of the prospective portfolio company as a result of the contemplated transaction; or fails adequately to recognize the possibility that the offer or proposal may be replaced or superseded by an offer or proposal of greater value. The evaluation of these contingencies requires unusually broad knowledge and experience on the part of the advisers that must appraise not only the value of the issuer and its component businesses as well as the assets or securities to be received as a result of the contemplated transaction, but also the financial resources and business motivation of the offeror as well as the dynamics of the business climate when the offer or proposal is in progress. Investments in reorganization securities may tend to increase the turnover ratio of the Portfolio and increase its brokerage and other transaction expenses.

          Warrants and Rights. Warrants basically are options to purchase equity securities at a specified price for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities. Rights are similar to warrants but normally have a shorter duration and are distributed directly by the issuer to shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

          Commercial Paper. Commercial paper consists of short-term (usually from 1 to 270 days) unsecured promissory notes issued by corporations in order to finance their current operations. A variable amount master demand note (which is a type of commercial paper) represents a direct borrowing arrangement involving periodically fluctuating rates of interest under a letter agreement between a commercial paper issuer and an institutional lender pursuant to which the lender may determine to invest varying amounts.

          Repurchase Agreements. The Portfolio will enter into repurchase agreements only with member banks of the Federal Reserve System and securities dealers believed creditworthy, and only if fully collateralized by securities in which the Portfolio is permitted to invest. Under the terms of a typical repurchase agreement, the Portfolio would acquire an underlying instrument for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase the instrument and the Portfolio to resell the instrument at a fixed price and time, thereby determining the yield during the Portfolio's holding period. This procedure results in a fixed rate of return insulated from market fluctuations during such period. A repurchase agreement is subject to the risk that the seller may fail to repurchase the security. Repurchase agreements are considered under the 1940 Act to be loans collateralized by the underlying securities. All repurchase agreements entered into by the Portfolio will be fully collateralized at all times during the period of the agreement in that the value of the underlying security will be at least equal to the amount of the loan, including the accrued interest thereon, and the Portfolio or its custodian or sub-custodian will have possession of the collateral, which the Board of Trustees believes will give it a valid, perfected security interest in the collateral. Whether a repurchase agreement is the purchase and sale of a security or a collateralized loan has not been conclusively established. This might become an issue in the event of the bankruptcy of the other party to the transaction. In the event of default by the seller under a repurchase agreement construed to be a collateralized loan, the underlying securities would not be owned by the Portfolio, but would only constitute collateral for the seller's obligation to pay the repurchase price. Therefore, the Portfolio may suffer time delays and incur costs in connection with the disposition of the collateral. The Board of Trustees believes that the collateral underlying repurchase agreements may be more susceptible to claims of the seller's creditors than would be the case with securities owned by the Portfolio. Repurchase agreements maturing in more than seven days are treated as illiquid for purposes of the Portfolio's restrictions on purchases of illiquid securities. Repurchase agreements are also subject to the risks described below with respect to stand-by commitments.


          Forward Commitments. In order to invest the Portfolio's assets immediately, while awaiting delivery of securities purchased on a forward commitment basis, short-term obligations that offer same-day settlement and earnings will normally be purchased. When a commitment to purchase a security on a forward commitment basis is made, procedures are established consistent with the General Statement of Policy of the Securities and Exchange Commission concerning such purchases. Since that policy currently recommends that an amount of the Portfolio's assets equal to the amount of the purchase be held aside or segregated to be used to pay for the commitment, a separate account of the Portfolio consisting of cash or liquid securities equal to the amount of the Portfolio's commitments securities will be established at the Portfolio's custodian bank. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market value. If the market value of such securities declines, additional cash, cash equivalents or highly liquid securities will be placed in the account daily so that the value of the account will equal the amount of such commitments by the Portfolio.


          Although it is not intended that such purchases would be made for speculative purposes, purchases of securities on a forward commitment basis may involve more risk than other types of purchases. Securities purchased on a forward commitment basis and the securities held in the Portfolio's portfolio are subject to changes in value based upon the public's perception of the issuer and changes, real or anticipated, in the level of interest rates. Purchasing securities on a forward commitment basis can involve the risk that the yields available in the market when the delivery takes place may actually be higher or lower than those obtained in the transaction itself. On the settlement date of the forward commitment transaction, the Portfolio will meet its obligations from then available cash flow, sale of securities held in the separate account, sale of other securities or, although it would not normally expect to do so, from sale of the forward commitment securities themselves (which may have a value greater or lesser than the Portfolio's payment obligations). The sale of securities to meet such obligations may result in the realization of capital gains or losses.

          To the extent the Portfolio engages in forward commitment transactions, it will do so for the purpose of acquiring securities consistent with its investment objective and policies and not for the purpose of investment leverage, and settlement of such transactions will be within 90 days from the trade date.

          Reverse Repurchase Agreements. Reverse Repurchase Agreements involve the sale of securities held by the Portfolio with an agreement to repurchase the securities at an agreed upon price and date. The repurchase price is generally equal to the original sales price plus interest. Reverse repurchase agreements are usually for seven days or less and cannot be repaid prior to their expiration dates. Reverse repurchase agreements involve the risk that the market value of the portfolio securities transferred may decline below the price at which the Portfolio is obliged to purchase the securities.

          Stripped Obligations. The principal and interest components of United States Treasury bonds with remaining maturities of longer than ten years are eligible to be traded independently under the Separate Trading of Registered Interest and Principal of Securities ("STRIPS") program. Under the STRIPS program, the principal and interest components are separately issued by the United States Treasury at the request of depository financial institutions, which then trade the component parts separately. The interest component of STRIPS may be more volatile than that of United States Treasury bills with comparable maturities.

          Illiquid Securities. For purposes of its limitation on investments in illiquid securities, the Portfolio may elect to treat as liquid, in accordance with procedures established by the Board of Trustees, certain investments in restricted securities for which there may be a secondary market of qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and commercial obligations issued in reliance on the so-called "private placement" exemption from registration afforded by Section 4(2) of the Securities Act ("Section 4(2) paper"). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers. Section 4(2) paper is restricted as to disposition under the federal securities laws, and generally is sold to institutional investors such as the Portfolio who agree that they are purchasing the paper for investment and not with a view to public distribution. Any resale of Section 4(2) paper by the purchaser must be in an exempt transaction.

          One effect of Rule 144A and Section 4(2) is that certain restricted securities may now be liquid, though there is no assurance that a liquid market for Rule 144A securities or Section 4(2) paper will develop or be maintained. The Trustees have adopted policies and procedures for the purpose of determining whether securities that are eligible for resale under Rule 144A and Section 4(2) paper are liquid or illiquid for purposes of the limitation on investment in illiquid securities. Pursuant to those policies and procedures, the Trustees have delegated to the advisers the determination as to whether a particular instrument is liquid or illiquid, requiring that consideration be given to, among other things, the frequency of trades and quotes for the security, the number of dealers willing to sell the security and the number of potential purchasers, dealer undertakings to make a market in the security, the nature of the security and the time needed to dispose of the security. The Trustees will periodically review the Portfolio's purchases and sales of Rule 144A securities and Section 4(2) paper.

          Stand-By Commitments. In a put transaction, the Portfolio acquires the right to sell a security at an agreed upon price within a specified period prior to its maturity date, and a stand-by commitment entitles the Portfolio to same-day settlement and to receive an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise. Stand-by commitments are subject to certain risks, which include the inability of the issuer of the commitment to pay for the securities at the time the commitment is exercised, the fact that the commitment is not marketable by the Portfolio, and that the maturity of the underlying security will generally be different from that of the commitment.

          Securities Loans. To the extent specified in Part A, the Portfolio is permitted to lend its securities to broker-dealers and other institutional investors in order to generate additional income. Such loans of portfolio securities may not exceed 30% of the value of the Portfolio's total assets. In connection with such loans, the Portfolio will receive collateral consisting of cash, cash equivalents, U.S. Government securities or irrevocable letters of credit issued by financial institutions. Such collateral will be maintained at all times in an amount equal to at least 102% of the current market value plus accrued interest of the securities loaned. The Portfolio can increase its income through the investment of such collateral. The Portfolio continues to be entitled to the interest payable or any dividend-equivalent payments received on a loaned security and, in addition, to receive interest on the amount of the loan. However, the receipt of any dividend-equivalent payments by the Portfolio on a loaned security from the borrower will not qualify for the dividends-received deduction. Such loans will be terminable at any time upon specified notice. The Portfolio might experience risk of loss if the institutions with which it has engaged in portfolio loan transactions breach their agreements with the Portfolio. The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower experience financial difficulty. Loans will be made only to firms deemed by the advisers to be of good standing and will not be made unless, in the judgment of the advisers, the consideration to be earned from such loans justifies the risk.

Additional Policies Regarding Derivative and Related Transactions

          Introduction. As explained more fully below, the Portfolio may employ derivative and related instruments as tools in the management of portfolio assets. Put briefly, a " derivative" instrument may be considered a security or other instrument which derives its value from the value or performance of other instruments or assets, interest or currency exchange rates, or indexes. For instance, derivatives include futures, options, forward contracts, structured notes and various over-the-counter instruments.

          Like other investment tools or techniques, the impact of using derivatives strategies or similar instruments depends to a great extent on how they are used. Derivatives are generally used by portfolio managers in three ways: First, to reduce risk by hedging (offsetting) an investment position. Second, to substitute for another security particularly where it is quicker, easier and less expensive to invest in derivatives. Lastly, to speculate or enhance portfolio performance. When used prudently, derivatives can offer several benefits, including easier and more effective hedging, lower transaction costs, quicker investment and more profitable use of portfolio assets. However, derivatives also have the potential to significantly magnify risks, thereby leading to potentially greater losses for the Portfolio.


          The Portfolio may invest its assets in derivative and related instruments subject only to the Portfolio's investment objective and policies and the requirement that the Portfolio maintain segregated accounts consisting of cash or other liquid assets (or, as permitted by applicable regulation, enter into certain offsetting positions) to cover its obligations under such instruments with respect to positions where there is no underlying portfolio asset so as to avoid leveraging the Portfolio.


          The value of some derivative or similar instruments in which the Portfolio may invest may be particularly sensitive to changes in prevailing interest rates or other economic factors, and--like other investments of the Portfolio--the ability of the Portfolio to successfully utilize these instruments may depend in part upon the ability of the advisers to forecast interest rates and other economic factors correctly. If the advisers inaccurately forecast such factors and has taken positions in derivative or similar instruments contrary to prevailing market trends, the Portfolio could be exposed to the risk of a loss. The Portfolio might not employ any or all of the strategies described herein, and no assurance can be given that any strategy used will succeed.

          Set forth below is an explanation of the various derivatives strategies and related instruments the Portfolio may employ along with risks or special attributes associated with them. This discussion is intended to supplement Part A as well as provide useful information to prospective investors. Risk Factors

          As explained more fully below and in the discussions of particular strategies or instruments, there are a number of risks associated with the use of derivatives and related instruments. There can be no guarantee that there will be a correlation between price movements in a hedging vehicle and in the portfolio assets being hedged. An incorrect correlation could result in a loss on both the hedged assets in the Portfolio and the hedging vehicle so that the portfolio return might have been greater had hedging not been attempted. This risk is particularly acute in the case of "cross-hedges" between currencies. The advisers may inaccurately forecast interest rates, market values or other economic factors in utilizing a derivatives strategy. In such a case, the Portfolio may have been in a better position had it not entered into such strategy. Hedging strategies, while reducing risk of loss, can also reduce the opportunity for gain. In other words, hedging usually limits both potential losses as well as potential gains. Strategies not involving hedging may increase the risk to the Portfolio. Certain strategies, such as yield enhancement, can have speculative characteristics and may result in more risk to the Portfolio than hedging strategies using the same instruments. There can be no assurance that a liquid market will exist at a time when the Portfolio seeks to close out an option, futures contract or other derivative or related position. Many exchanges and boards of trade limit the amount of fluctuation permitted in option or futures contract prices during a single day; once the daily limit has been reached on particular contract, no trades may be made that day at a price beyond that limit. In addition, certain instruments are relatively new and without a significant trading history. As a result, there is no assurance that an active secondary market will develop or continue to exist. Finally, over-the-counter instruments typically do not have a liquid market. Lack of a liquid market for any reason may prevent the Portfolio from liquidating an unfavorable position. Activities of large traders in the futures and securities markets involving arbitrage, "program trading," and other investment strategies may cause price distortions in these markets. In certain instances, particularly those involving over-the-counter transactions, forward contracts there is a greater potential that a counterparty or broker may default or be unable to perform on its commitments. In the event of such a default, the Portfolio may experience a loss. In transactions involving currencies, the value of the currency underlying an instrument may fluctuate due to many factors, including economic conditions, interest rates, governmental policies and market forces. Specific Uses and Strategies

          Set forth below are explanations of various strategies involving derivatives and related instruments which may be used by the Portfolio.
                                       B-7

          Options on Securities, Securities Indexes and Debt Instruments. The Portfolio may PURCHASE, SELL or EXERCISE call and put options on (i) securities,
(ii) securities indexes, and (iii) debt instruments.

          Although in most cases these options will be exchange-traded, the Portfolio may also purchase, sell or exercise over-the-counter options. Over-the-counter options differ from exchange-traded options in that they are two-party contracts with price and other terms negotiated between buyer and seller. As such, over-the-counter options generally have much less market liquidity and carry the risk of default or nonperformance by the other party.

          One purpose of purchasing put options is to protect holdings in an underlying or related security against a substantial decline in market value. One purpose of purchasing call options is to protect against substantial increases in prices of securities the Portfolio intends to purchase pending its ability to invest in such securities in an orderly manner. The Portfolio may also use combinations of options to minimize costs, gain exposure to markets or take advantage of price disparities or market movements. For example, the Portfolio may sell put or call options it has previously purchased or purchase put or call options it has previously sold. These transactions may result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option which is sold. The Portfolio may write a call or put option in order to earn the related premium from such transactions. Prior to exercise or expiration, an option may be closed out by an offsetting purchase or sale of a similar option. The Portfolio will not write uncovered options.

          In addition to the general risk factors noted above, the purchase and writing of options involve certain special risks. During the option period, the Portfolio writing a covered call (i.e., where the underlying securities are held by the Portfolio) has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying securities above the exercise price, but has retained the risk of loss should the price of the underlying securities decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price.

          If a put or call option purchased by the Portfolio is not sold when it has remaining value, and if the market price of the underlying security, in the case of a put, remains equal to or greater than the exercise price or, in the case of a call, remains less than or equal to the exercise price, the Portfolio will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. There can be no assurance that a liquid market will exist when the Portfolio seeks to close out an option position. Furthermore, if trading restrictions or suspensions are imposed on the options markets, the Portfolio may be unable to close out a position.

          Futures Contracts and Options on Futures Contracts. The Portfolio may purchase or sell (i) interest-rate futures contracts, (ii) futures contracts on specified instruments or indices, and (iii) options on these futures contracts ("futures options").

          The futures contracts and futures options may be based on various instruments or indices in which the Portfolio may invest such as foreign currencies, certificates of deposit, Eurodollar time deposits, securities indices, economic indices (such as the Consumer Price Indices compiled by the U.S. Department of Labor).

          Futures contracts and futures options may be used to hedge portfolio positions and transactions as well as to gain exposure to markets. For example, the Portfolio may sell a futures contract--or buy a futures option--to protect against a decline in value, or reduce the duration, of portfolio holdings. Likewise, these instruments may be used where the Portfolio intends to acquire an instrument or enter into a position. For example, the Portfolio may purchase a futures contract--or buy a futures option--to gain immediate exposure in a market or otherwise offset increases in the purchase price of securities or currencies to be acquired in the future. Futures options may also be written to earn the related premiums.

          When writing or purchasing options, the Portfolio may simultaneously enter into other transactions involving futures contracts or futures options in order to minimize costs, gain exposure to markets, or take advantage of price disparities or market movements. Such strategies may entail additional risks in certain instances. The Portfolio may engage in cross-hedging by purchasing or selling futures or options on a security or currency different from the security or currency position being hedged to take advantage of relationships between the two securities or currencies.

          Investments in futures contracts and options thereon involve risks similar to those associated with options transactions discussed above. The Portfolio will only enter into futures contracts or options on futures contracts which are traded on a U.S. or foreign exchange or board of trade, or similar entity, or quoted on an automated quotation system.

          Forward Contracts. The Portfolio may use foreign currency and interest-rate forward contracts for various purposes as described below.

          Foreign currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. The Portfolio that may invest in securities denominated in foreign currencies may, in addition to buying and selling foreign currency futures contracts and options on foreign currencies and foreign currency futures, enter into forward foreign currency exchange contracts to reduce the risks or otherwise take a position in anticipation of changes in foreign exchange rates. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be a fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. By entering into a forward foreign currency contract, the Portfolio "locks in" the exchange rate between the currency it will deliver and the currency it will receive for the duration of the contract. As a result, the Portfolio reduces its exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency it will exchange into. The effect on the value of the Portfolio is similar to selling securities denominated in one currency and purchasing securities denominated in another. Transactions that use two foreign currencies are sometimes referred to as "cross- hedges."

          The Portfolio may enter into these contracts for the purpose
of hedging  against  foreign  exchange  risk  arising  from the   Portfolio's
investments or anticipated investments in securities denominated in foreign currencies. The Portfolio may also enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another.

          The Portfolio may also use forward contracts to hedge against changes in interest rates, increase exposure to a market or otherwise take advantage of such changes. An interest-rate forward contract involves the obligation to purchase or sell a specific debt instrument at a fixed price at a future date.

          Interest Rate and Currency Transactions. The Portfolio may employ currency and interest rate management techniques, including transactions in options (including yield curve options), futures, options on futures, forward foreign currency exchange contracts, currency options and futures and currency and interest rate swaps. The aggregate amount of the Portfolio's net currency exposure will not exceed the total net asset value of its portfolio. However, to the extent that the Portfolio is fully invested while also maintaining currency positions, it may be exposed to greater combined risk .

          The Portfolio will only enter into interest rate and currency swaps on a net basis, i.e., the two payment streams are netted out, with the Portfolio receiving or paying, as the case may be, only the net amount of the two payments. Interest rate and currency swaps do not involve the delivery of securities, the underlying currency, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate and currency swaps is limited to the net amount of interest or currency payments that the Portfolio is contractually obligated to make. If the other party to an interest rate or currency swap defaults, the Portfolio's risk of loss consists of the net amount of interest or currency payments that the Portfolio is contractually entitled to receive. Since interest rate and currency swaps are individually negotiated, the Portfolio expects to achieve an acceptable degree of correlation between their portfolio investments and their interest rate or currency swap positions.

          The Portfolio may hold foreign currency received in connection with investments in foreign securities when it would be beneficial to convert such currency into U.S. dollars at a later date, based on anticipated changes in the relevant exchange rate.

          The Portfolio may purchase or sell without limitation as to a percentage of its assets forward foreign currency exchange contracts when the advisers anticipate that the foreign currency will appreciate or depreciate in value, but securities denominated in that currency do not present attractive investment opportunities and are not held by the Portfolio. In addition, the Portfolio may enter into forward foreign currency exchange contracts in order to protect against adverse changes in future foreign currency exchange rates. The Portfolio may engage in cross-hedging by using forward contracts in one currency to hedge against fluctuations in the value of securities denominated in a different currency if its advisers believe that there is a pattern of correlation between the two currencies. Forward contracts may reduce the potential gain from a positive change in the relationship between the U.S. Dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Portfolio than if it had not entered into such contracts. The use of foreign currency forward contracts will not eliminate fluctuations in the underlying U.S. dollar equivalent value of the prices of or rates of return on the Portfolio's foreign currency denominated portfolio securities and the use of such techniques will subject the Portfolio to certain risks.

          The matching of the increase in value of a forward contract and the decline in the U.S. dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. In addition, the Portfolio may not always be able to enter into foreign currency forward contracts at attractive prices, and this will limit the Portfolio's ability to use such contract to hedge or cross-hedge its assets. Also, with regard to the Portfolio's use of cross-hedges, there can be no assurance that historical correlations between the movement of certain foreign currencies relative to the U.S. dollar will continue. Thus, at any time poor correlation may exist between movements in the exchange rates of the foreign currencies underlying the Portfolio's cross-hedges and the movements in the exchange rates of the foreign currencies in which the Portfolio's assets that are the subject of such cross-hedges are denominated.

          The Portfolio may enter into interest rate and currency swaps to the maximum allowed limits under applicable law. The Portfolio will typically use interest rate swaps to shorten the effective duration of its portfolio. Interest rate swaps involve the exchange by the Portfolio with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. Currency swaps involve the exchange of their respective rights to make or receive payments in specified currencies.

          Structured Products. The Portfolio may invest in interests in entities organized and operated solely for the purpose of restructuring the investment characteristics of certain other investments. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, or specified instruments (such as commercial bank loans) and the issuance by that entity of one or more classes of securities ("structured products") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued structured products to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to structured products is dependent on the extent of the cash flow on the underlying instruments. The Portfolio may invest in structured products which represent derived investment positions based on relationships among different markets or asset classes.

          The Portfolio may also invest in other types of structured products, including, among others, inverse floaters, spread trades and notes linked by a formula to the price of an underlying instrument . Inverse floaters have coupon rates that vary inversely at a multiple of a designated floating rate (which typically is determined by reference to an index rate, but may also be determined through a dutch auction or a remarketing agent or by reference to another security) (the "reference rate"). As an example, inverse floaters may constitute a class of CMOs with a coupon rate that moves inversely to a designated index, such as LIBOR (London Interbank Offered Rate) or the Cost of Funds Index. Any rise in the reference rate of an inverse floater (as a consequence of an increase in interest rates) causes a drop in the coupon rate while any drop in the reference rate of an inverse floater causes an increase in the coupon rate. A spread trade is an investment position relating to a difference in the prices or interest rates of two securities where the value of the investment position is determined by movements in the difference between the prices or interest rates, as the case may be, of the respective securities . When the Portfolio invests in notes linked to the price of an underlying instrument, the price of the underlying security is determined by a multiple (based on a formula) of the price of such underlying security. A structured product may be considered to be leveraged to the extent its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. Because they are linked to their underlying markets or securities, investments in structured products generally are subject to greater volatility than an investment directly in the underlying market or security. Total return on the structured product is derived by linking return to one or more characteristics of the underlying instrument. Because certain structured products of the type in which the Portfolio may invest may involve no credit enhancement, the credit risk of those structured products generally would be equivalent to that of the underlying instruments. The Portfolio may invest in a class of structured products that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured products typically have higher yields and present greater risks than unsubordinated structured products. Although the Portfolio's purchase of subordinated structured products would have similar economic effect to that of borrowing against the underlying securities, the purchase will not be deemed to be leverage for purposes of the Portfolio's fundamental investment limitation related to borrowing and leverage.

          Certain issuers of structured products may be deemed to be, "investment companies" as defined in the 1940 Act. As a result, the Portfolio's investments in these structured products may be limited by the restrictions contained in the 1940 Act. Structured products are typically sold in private placement transactions and there currently is no action trading market for structured products. As a result, certain structured products in which the Portfolio invests may be deemed illiquid and subject to its limitation on illiquid investments.

          Investments in structured products generally are subject to greater volatility than an investment directly in the underlying market or security. In addition, because structured products are typically sold in private placement transactions, there currently is no active trading market for structured products.

Additional Restrictions on the Use of Futures and Option Contracts

          The Portfolio is not a "commodity pool" (i.e., a pooled investment vehicle which trades in commodity futures contracts and options thereon and the operator of which is registered with the CFTC) and futures contracts and futures options will be purchased, sold or entered into only for bona fide hedging purposes, provided that the Portfolio may enter into such transactions for purposes other than bona fide hedging if, immediately thereafter, the sum of the amount of its initial margin and premiums on open contracts and options would not exceed 5% of the liquidation value of the Portfolio's portfolio, provided, further, that, in the case of an option that is in-the-money, the in-the-money amount may be excluded in calculating the 5% limitation.

          When the Portfolio purchases a futures contract, an amount of cash or cash equivalents or high quality debt securities will be deposited in a segregated account with the Portfolio's custodian so that the amount so segregated, plus the initial deposit and variation margin held in the account of its broker, will at all times equal the value of the futures contract, thereby insuring that the use of such futures is unleveraged.



                             Investment Restrictions

          The Portfolio has adopted the following investment restrictions which may not be changed without approval by a "majority of the outstanding shares" of the Portfolio which, as used in this Statement of Additional Information, means the vote of the lesser of (i) 67% or more of the total beneficial interests of a Portfolio present at a meeting, if the holders of more than 50% of the outstanding total beneficial interests of a Portfolio are present or represented by proxy, or (ii) more than 50% of the outstanding total beneficial interests of a Portfolio.

                  The Portfolio may not:

                   (1) borrow money, except that the Portfolio may borrow money for temporary or emergency purposes, or by engaging in reverse repurchase transactions, in an amount not exceeding 33-1/3% of the value of its total assets at the time when the loan is made and may pledge, mortgage or hypothecate no more than 1/3 of its net assets to secure such borrowings. Any borrowings representing more than 5% of the Portfolio's total assets must be repaid before the Portfolio may make additional investments;

                   (2) make loans, except that the Portfolio may: (i) purchase and hold debt instruments (including without limitation, bonds, notes, debentures or other obligations and certificates of deposit, bankers' acceptances and fixed time deposits) in accordance with its investment objectives and policies; (ii) enter into repurchase agreements with respect to portfolio securities; and (iii) lend portfolio securities with a value not in excess of one-third of the value of its total assets;

                   (3) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or repurchase agreements secured thereby) if, as a result, more than 25% of the Portfolio's total assets would be invested in the securities of companies whose principal business activities are in the same industry.
          Notwithstanding the foregoing, with respect to the Portfolio's permissible futures and options transactions in U.S. Government securities, positions in such options and futures shall not be subject to this restriction;

                   (4) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments but this shall not prevent the Portfolio from (i) purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities or (ii) engaging in forward purchases or sales of foreign currencies or securities;

                   (5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Portfolio from investing insecurities or other instruments backed by real estate or securities of companies engaged in the real estate business). Investments by the Portfolio in securities backed by mortgages on real estate or in marketable securities of companies engaged in such activities are not hereby precluded;

                   (6) issue any senior security (as defined in the 1940 Act), except that (a) the Portfolio may engage in transactions that may result in the issuance of senior securities to the extent permitted under applicable regulations and interpretations of the 1940 Act or an exemptive order; (b) the Portfolio may acquire other securities, the acquisition of which may result in the issuance of a senior security, to the extent permitted under applicable regulations or interpretations of the 1940 Act; and (c) subject to the restrictions set forth above, the Portfolio may borrow money as authorized by the 1940 Act. For purposes of this restriction, collateral arrangements with respect to permissible options and futures transactions, including deposits of initial and variation margin, are not considered to be the issuance of a senior security; or

                   (7) underwrite securities issued by other persons except insofar as the Portfolio may technically be deemed to be an underwriter undeR the Securities Act of 1933 in selling a portfolio security.


          For purposes of investment restriction (5) above, real estate includes Real Estate Limited Partnerships. For purposes of investment restriction (3) above, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry." Investment restriction (3) above, however, is not applicable to investments in municipal obligations where the issuer is regarded as a state, city, municipality or other public authority since such entities are not members of an industry. Supranational organizations are collectively considered to be members of a single "industry" for purposes of restriction (3) above.


          In addition, the Portfolio is subject to the following nonfundamental restrictions which may be changed without investor approval:

                   (1) The Portfolio may not, with respect to 50% of its assets, hold more than 10% of the outstanding voting securities of any issuer.

                   (2) The Portfolio may not make short sales of securities, other than short sales "against the box," or purchase securities on margin except for short-term credits necessary for clearance of portfolio transactions, provided that this restriction will not be applied to limit the use of options, futures contracts and related options, in the manner otherwise permitted by the investment restrictions, policies and investment program of the Portfolio.

                   (3) The Portfolio may not purchase or sell interests in oil, gas or mineral leases.

                   (4) The Portfolio may not invest more than 15% of its net assets in illiquid securities.

                   (5) The Portfolio may not write, purchase or sell any put or call option or any combination thereof, provided that this shall not prevent (i) the writing, purchasing or selling of puts, calls or combinations thereof with respect to portfolio securities or (ii) with respect to the Portfolio's permissible futures and options transactions, the writing, purchasing, ownership, holding or selling of futures and options positions or of puts, calls or combinations thereof with respect to futures.



                    (6) Except as specified above, the Portfolio may invest in securities of other investment companies, to the extent permitted by applicable federal securities law; provided, however, that a Mauritius holding Company (a "Mauritius Portfolio Company") will not be considered an investment company for this purpose.



          It is the Portfolio's position that proprietary strips, such as CATS and TIGRS, are United States Government securities. However, the Portfolio has been advised that the staff of the Securities and Exchange Commission's Division of Investment Management does not consider these to be United States Government securities, as defined under the Investment Company Act of 1940, as amended.

          For purposes of the Portfolio's investment restrictions, the issuer of a tax-exempt security is deemed to be the entity (public or private) ultimately responsible for the payment of the principal of and interest on the security.



          In order to permit the sale of its beneficial interests in certain states, the Portfolio may make commitments more restrictive than the investment policies and limitations described above and in Part A. Should the Portfolio determine that any such commitment is no longer in its best interests, it will revoke the commitment by terminating sales of its beneficial interests in the state involved. In order to comply with certain regulatory policies, as a matter of operating policy, the Portfolio will not: (i) invest more than 5% of its assets in companies which, including predecessors, have a record of less than three years' continuous operation; provided that this restriction shall not apply to investments in a Mauritius Portfolio Company, (ii) invest in warrants, valued at the lower of cost or market, in excess of 5% of the value of its net assets, and no more than 2% of such value may be warrants which are not listed on the New York or American Stock Exchanges, or (iii) purchase or retain in its portfolio any securities issued by an issuer any of whose officers, directors, trustees or security holders is an officer or Trustee of the Trust or Portfolio, or is an officer or director of the Adviser, if after the purchase of the securities of such issuer by the Portfolio one or more of such persons owns beneficially more than 1/2 of 1% of the shares or securities, or both, all taken at market value, of such issuer, and such persons owning more than 1/2 of 1% of such shares or securities together own beneficially more than 5% of such shares or securities, or both, all taken at market value; provided that this restriction shall not apply to investments in a Mauritius Portfolio Company.


          If a percentage or rating restriction on investment or use of assets set forth herein or in Part A is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Portfolio will not be considered a violation . If the value of the Portfolio's holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.

Item 14.  Management of the Fund.
---------------------------------


          The Trustees and officers of the Portfolio and their principal occupations for at least the past five years are set forth below. Their titles may have varied during that period.



      Fergus Reid, III--Chairman of the Portfolio, Chairman and Chief Executive Officer, Lumelite Corporation, since September 1985; Trustee, Morgan Stanley Funds. Age: 65. Address: 202 June Road, Stamford, CT 06903.

      *H. Richard Vartabedian--Trustee and President of the Portfolio. Investment Management Consultant; formerly, Senior Investment Officer, Division Executive of the Investment Management Division of The Chase Manhattan Bank, N.A., 1980 through 1991. Age: 61. Address: P.O. Box 296, Beach Road, Hendrick's Head, Southport, ME 04576.

      William J. Armstrong--Trustee. Vice President and Treasurer, Ingersoll-Rand Company. Age: 55. Address: 49 Aspen Way, Upper Saddle River, NJ 07458.

      John R.H. Blum--Trustee. Attorney in private practice; formerly, partner in the law firm of Richards, O'Neil & Allegaert; Commissioner of Agriculture - State of Connecticut, 1992-1995. Age: 68. Address: 322 Main Street, Lakeville, CT 06039.

      Stuart W. Cragin, Jr.--Trustee. Retired; formerly President, Fairfield Testing Laboratory, Inc. He has previously served in a variety of marketing, manufacturing and general management positions with Union Camp Corp., Trinity Paper & Plastics Corp., and Conover Industries. Age: 64. Address: 108 Valley Road, Cos Cob, CT 06807.

      Roland R. Eppley, Jr.--Trustee. Retired; formerly President and Chief Executive Officer, Eastern States Bankcard Association Inc. (1971-1988); Director, Janel Hydraulics, Inc.; formerly Director of The Hanover Funds, Inc.
Age: 65. Address: 105 Coventry Place, Palm Beach Gardens, FL 33418.

      Joseph J. Harkins--Trustee. Retired; Commercial Sector Executive and Executive Vice President of The Chase Manhattan Bank, N.A. from 1985 through 1989. He was employed by Chase in numerous capacities and offices from 1954 through 1989. Director of Blessings Corporation, Jefferson Insurance Company of New York, Monticello Insurance Company and National. Age: 65. Address: 257 Plantation Circle South, Ponte Vedra Beach, FL 32082.

      *Sarah E. Jones--Trustee. President and Chief Operating Officer of Chase Mutual Funds Corp.; formerly Managing Director for the Global Asset Management and Private Banking Division of The Chase Manhattan Bank. Age: 46. Address: One Chase Manhattan Plaza, Third Floor, New York, NY 10081.

      W.D. MacCallan--Trustee. Director of The Adams Express Co. and Petroleum & Resources Corp.; formerly Chairman of the Board.

and Chief Executive Officer of The Adams Express Co. and Petroleum & Resources Corp.; formerly Director of The Hanover Funds, Inc. and The Hanover Investment Funds, Inc. Age: 70. Address: 624 East 45th Street, Savannah, GA 31405.

      W. Perry Neff--Trustee. Independent Financial Consultant; Director of North America Life Assurance Co., Petroleum & Resources Corp. and The Adams Express Co.; formerly Director and Chairman of The Hanover Funds, Inc.; formerly Director, Chairman and President of The Hanover Investment Funds, Inc. Age: 70.
Address: RR 1 Box 102, Weston, VT 05181.

      *Leonard M. Spalding, Jr.--Trustee. Chief Executive Officer of Chase Mutual Funds Corp.; formerly President and Chief Executive Officer of Vista Capital Management and formerly Chief Investment Executive of The Chase Manhattan Private Bank. Age: 62. Address: One Chase Manhattan Plaza, Third Floor, New York, NY 10081.

      Richard E. Ten Haken--Trustee; Chairman of the Audit Committee. Formerly District Superintendent of Schools, Monroe No.2 and Orleans Counties, New York; Chairman of the Board and President, New York State Teachers' Retirement System.
Age: 63. Address: 4 Barnfield Road, Pittsford, NY 14534.

      Irving L. Thode--Trustee. Retired; formerly Vice President of Quotron Systems. He has previously served in a number of executive positions with Control Data Corp., including President of its Latin American Operations, and General Manager of its Data Services business. Age: 66. Address: 80 Perkins Road, Greenwich, CT 06830.

      Martin R. Dean--Treasurer. Associate Director, Accounting Services, BISYS Fund Services; formerly Senior Manager, KPMG Peat Marwick (1987-1994). Age: 34.
Address: 3435 Stelzer Road, Columbus, OH 43219.

      Richard Baxt--Secretary. Senior Vice President, Client Services, BISYS Fund Services; formerly General Manager of Investment and Insurance, First Fidelity Bank, President of First Fidelity Brokers, and President of Citicorp Investment Services. Age: 44. Address: 125 W. 55th Street, New York, NY 10019.

      Vicky M. Hayes--Assistant Secretary. Vice President and Global Marketing Manager, Vista Fund Distributors, Inc.; formerly Assistant Vice President, Alliance Capital Management and held various positions with J. & W. Seligman & Co. Age: 36. Address: One Chase Manhattan Plaza, 3rd Fl., New York, NY 10081.

      Alaina Metz--Assistant Secretary. Chief Administrative Officer, BISYS Fund Services; formerly Supervisor, Blue Sky Department, Alliance Capital Management L.P. Age: 30. Address: 3435 Stelzer Road, Columbus, OH 43219.

      Lee Schultheis--Assistant Treasurer and Assistant Secretary. President, BISYS Fund Distributors; formerly Managing Director, Forum Financial Group. Age:
41. Address: One Chase Manhattan Plaza, 3rd Fl., New York, New York 10081.


----------

* Asterisks indicate those Trustees that are "interested persons" (as defined in the 1940 Act). Mr. Reid is not an interested person of the Trust's investment advisers or principal underwriter, but may be deemed an interested person of the Portfolio solely by reason of being Chairman of the Portfolio.

      The Board of Trustees of the Portfolio presently has an Audit Committee. The members of the Audit Committee are Messrs. Ten Haken (Chairman), Armstrong, Eppley, MacCallan and Thode. The function of the Audit Committee is to recommend independent auditors and monitor accounting and financial matters. The Audit Committee met two times during the fiscal year ended October 31, 1997.

      The Board of Trustees of the Portfolio has established an Investment Committee. The members of the Investment Committee are Messrs. Vartabedian (President), Reid and Spalding. The function of the Investment Committee is to review the investment management process of the Portfolio.


      The Trustees and officers of the Portfolio appearing in the table above also serve in the same capacities with respect to Mutual Fund Group, Mutual Fund Trust, Mutual Fund Variable Annuity Trust, Mutual Fund Select Group, Mutual Fund Select Trust, International Equity Portfolio and Growth and Income Portfolio (these entities, together with the Portfolio, are referred to below as the "Chase Vista Funds").


            Remuneration of Trustees and Certain Executive Officers:

      Each Trustee is reimbursed for expenses incurred in attending each meeting of the Board of Trustees or any committee thereof. Each Trustee who is not an affiliate of the advisers is compensated for his or her services according to a fee schedule which recognizes the fact that each Trustee also serves as a Trustee of other investment companies advised by the advisers. Each Trustee receives a fee, allocated among all investment companies for which the Trustee serves, which consists of an annual retainer component and a meeting fee component.


      Set forth below is information regarding compensation paid or accrued during the fiscal year ended October 31, 1997 for each Trustee of the Portfolio:

                                                    Pension or
                                                    Retirement        Total
                               Compensation          Benefits      Compensation
                                 Paid by            Accrued by        from
                              Capital Growth        Complex(1)      Complex"(2)
                               ------------         ----------     -------------
Fergus Reid, III, Trustee        $5,834              $ 56,368        $129,500

H. Richard Vartabedian,           4,973
Trustee                                                47,622         102,750

William J. Armstrong,             3,163
Trustee                                                38,372          67,000

John R.H. Blum,
Trustee                           3,522                41,363          73,000

Stuart W. Cragin, Jr.,
Trustee                           3,315                34,965          68,500

Ronald R. Eppley, Jr.,
Trustee                           3,315                53,267          68,500

Joseph J. Harkins,
Trustee                           3,453                52,508          71,500

Sarah E. Jones, Trustee              --                    --              --

W.D. MacCallan,
Trustee                           3,315                66,323          68,500

W. Perry Neff, Trustee            3,454                66,323          71,500

Leonard M. Spalding,
Jr., Trustee                         --                    --              --


Richard E. Ten Haken,
Trustee                           3,315                31,463          68,500

Irving L. Thode, Trustee          3,315                41,876          68,500



----------


(1) Data reflects total benefits accrued by Mutual Fund Group, Mutual Fund Select Group, International Equity Portfolio, Growth and Income Portfolio and the Portfolio for the fiscal year ended October 31, 1997, and by Mutual Fund Trust, Mutual Fund Select Trust and Mutual Fund Variable Annuity Trust for the fiscal year ended August 31, 1997.

(2) Data reflects total compensation earned during the period January 1, 1997 to December 31, 1997 for service as a Trustee to Mutual Fund Group, Mutual Fund Trust, Mutual Fund Variable Annuity Trust, Mutual Fund Select Group, Mutual Fund Select Trust, International Equity Portfolio, Growth and Income Portfolio and the Portfolio.



      As of December 31, 1997, the Trustees and officers as a group owned less than 1% of the Portfolio's outstanding interests, all of which were acquired for investment purposes. For the fiscal year ended October 31, 1997, the Portfolio paid its disinterested Trustees fees and expenses for all of the meetings of the Board and any committees attended in the aggregate amount of approximately
$885.


             Chase Vista Funds Retirement Plan for Eligible Trustees


      Effective August 21,1995, the Trustees also instituted a Retirement Plan for Eligible Trustees (the "Plan") pursuant to which each Trustee (who is not an employee of any of the Chase Vista Funds, the advisers, administrator or distributor or any of their affiliates) may be entitled to certain benefits upon retirement from the Board of Trustees. Pursuant to the Plan, the normal retirement date is the date on which the eligible Trustee has attained age 65 and has completed at least five years of continuous service with one or more of the investment companies advised by the adviser (collectively, the "Covered Funds"). Each Eligible Trustee is entitled to receive from the Covered Funds an annual benefit commencing on the first day of the calendar quarter coincident with or following his date of retirement equal to the sum of (i) 8% of the highest annual compensation received from the Covered Funds multiplied by the number of such Trustee's years of service (not in excess of 10 years) completed with respect to any of the Covered Funds and (ii) 4% of the highest annual compensation received from the Covered Funds for each year of service in excess of 10 years, provided that no Trustee's annual benefit will exceed the highest annual compensation received by that Trustee from the Covered Funds. Such benefit is payable to each eligible Trustee in monthly installments for the life of the Trustee.

      Set forth below in the table are the estimated annual benefits payable to an eligible Trustee upon retirement assuming various compensation and years of service classifications. As of October 31, 1997, the estimated credited years of service for Messrs. Reid, Vartabedian, Armstrong, Blum, Cragin, Eppley, Harkins, MacCallan, Neff, Spalding, Ten Haken and Thode and for Ms. Jones are 12, 4, 9, 12, 4, 8, 6, 7, 7, 0, 12, 4 and 0, respectively.


                       Highest Annual Compensation Paid by All Chase Vista Funds
                       ---------------------------------------------------------

                $ 60,000      $ 80,000      $100,000      $120,000      $140,000




Years of
Service                   Service Estimated Annual Benefits upon Retirement
--------               ---------------------------------------------------------

14              $ 57,600      $ 76,800      $ 96,000      $115,200      $134,400

12                52,800        70,400        88,000       105,600       123,200

10                48,000        64,000        80,000        96,000       112,000

 8                38,400        51,200        64,000        76,800        89,600

 6                28,800        38,400        48,000        57,600        67,200

 4                19,200        25,600        32,000        38,400        44,800



      Effective August 21, 1995, the Trustees instituted a Deferred Compensation Plan for Eligible Trustees (the "Deferred Compensation Plan") pursuant to which each Trustee (who is not an employee of any of the Funds, the advisers, administrator or distributor or any of their affiliates) may enter into agreements with the Funds whereby payment of the Trustee's fees are deferred until the payment date elected by the Trustee (or the Trustee's termination of service). The deferred amounts are invested in shares of Chase Vista funds selected by the Trustee. The deferred amounts are paid out in a lump sum or over a period of several years as elected by the Trustee at the time of deferral. If a deferring Trustee dies prior to the distribution of amounts held in the deferral account, the balance of the deferral account will be distributed to the Trustee's designated beneficiary in a single lump sum payment as soon as practicable after such deferring Trustee's death.

      Messrs. Eppley, Ten Haken, Thode and Vartabedian each executed a deferred compensation agreement for the 1997 calendar year and as of October 31, 1997 they had contributed $55,334, $27,669, $49,803 and $83,000, respectively.

      The Declaration of Trust provides that the Portfolio will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Portfolio, unless, as to liability to the Portfolio or its investors, it is finally adjudicated that they engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in their offices or with respect to any matter unless it is finally adjudicated that they did not act in good faith in the reasonable belief that their actions were in the best interest of the Portfolio. In the case of settlement, such indemnification will not be provided unless it has been determined by a court or other body approving the settlement or other disposition, or by a reasonable determination based upon a review of readily available facts, by vote of a majority of disinterested Trustees or in a written opinion of independent counsel, that such officers or Trustees have not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

          The Portfolio pays no direct remuneration to any officer of the Portfolio.

Item 15.  Control Persons and Principal Holders of Securities.
--------------------------------------------------------------



           As of October 31, 1997, Capital Growth Fund owned approximately 100% of the value of the outstanding interests in the Portfolio. Because Capital Growth Fund controls the Portfolio, Capital Growth Fund may take actions without the approval of any other investor.


          Capital Growth Fund has informed the Portfolio that whenever it is requested to vote on any proposal of the Portfolio, it will hold a meeting of shareholders and will cast its vote as instructed by its shareholders. The other investor in the Portfolio follows the same or a similar practice.

Item 16.  Investment Advisory and Other Services.
-------------------------------------------------

Adviser and Sub-Adviser

          Chase acts as investment adviser to the Portfolio pursuant to an Investment Advisory Agreement, dated as of May 6, 1996 (the "Advisory Agreement"). Subject to such policies as the Board of Trustees may determine, Chase is responsible for investment decisions for the Portfolio. Pursuant to the terms of the Advisory Agreement, Chase provides the Portfolio with such investment advice and supervision as it deems necessary for the proper supervision of the Portfolio's investments. The Adviser continuously provides investment programs and determines from time to time what securities shall be purchased, sold or exchanged and what portion of the Portfolio's assets shall be held uninvested. The Adviser to the Portfolio furnishes, at its own expense, all services, facilities and personnel necessary in connection with managing the investments and effecting portfolio transactions for the Portfolio. The Advisory Agreement for the Portfolio will continue in effect from year to year only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Portfolio's outstanding voting securities and by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party, at a meeting called for the purpose of voting on such Advisory Agreement.

          Under the Advisory Agreement, the Adviser may utilize the specialized portfolio skills of all its various affiliates, thereby providing the Portfolio with greater opportunities and flexibility in accessing investment expertise.

          Pursuant to the terms of the Advisory Agreement and the Sub-adviser's agreement with the Adviser, the Adviser and Sub-adviser are permitted to render services to others. Each advisory agreement is terminable without penalty by the Portfolio on not more than 60 days', nor less than 30 days', written notice when authorized either by a majority vote of the Portfolio's investors or by a vote of a majority of the Board of Trustees of the Portfolio, or by the Adviser or Sub-adviser on not more than 60 days', nor less than 30 days', written notice, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act). The advisory agreements provide that the Adviser or Sub-adviser under such agreement shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of portfolio transactions for the Portfolio, except for wilful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties thereunder.

          With respect to the Portfolio, the equity research team of the Adviser looks for two key variables when analyzing stocks for potential investment by equity portfolios: value and momentum. To uncover these qualities, the team uses a combination of quantitative analysis, fundamental research and computer technology to help identify undervalued stocks.

          In the event the operating expenses of the Portfolio, including all investment advisory, administration and sub-administration fees, but excluding brokerage commissions and fees, taxes, interest and extraordinary expenses such as litigation, for any fiscal year exceed the most restrictive expense limitation applicable to the Portfolio imposed by the securities laws or regulations thereunder of any state in which the beneficial interests of the Portfolio are qualified for sale, as such limitations may be raised or lowered from time to time, the Adviser shall reduce its advisory fee (which fee is described below) to the extent of its share of such excess expenses. The amount of any such reduction to be borne by the Adviser shall be deducted from the monthly advisory fee otherwise payable with respect to the Portfolio during such fiscal year; and if such amounts should exceed the monthly fee, the Adviser shall pay to the

Portfolio its share of such excess expenses no later than the last day of the first month of the next succeeding fiscal year.

          Under the Advisory Agreement, Chase may delegate a portion of its responsibilities to a Sub-adviser. In addition, the Advisory Agreement provides that Chase may render services through its own employees or the employees of one or more affiliated companies that are qualified to act as an investment adviser of the Portfolio and are under the common control of Chase as long as all such persons are functioning as part of an organized group of persons, managed by authorized officers of Chase.

          Chase, on behalf of the Portfolio, has entered into an investment sub-advisory agreement dated as of May 6, 1996 with Chase Asset Management, Inc. ("CAM"). With respect to the day-to-day management of the Portfolio, under the sub-advisory agreement, the Sub-adviser makes decisions concerning, and places all orders for, purchases and sales of securities and helps maintain the records relating to such purchases and sales. The Sub-adviser may, in its discretion, provide such services through its own employees or the employees of one or more affiliated companies that are qualified to act as an investment adviser to the Portfolio under applicable laws and are under the common control of Chase; provided that (i) all persons, when providing services under the sub-advisory agreement, are functioning as part of an organized group of persons, and (ii) such organized group of persons is managed at all times by authorized officers of the Sub-adviser. This arrangement will not result in the payment of additional fees by the Portfolio.


          Chase, a wholly-owned subsidiary of The Chase Manhattan Corporation, a registered bank holding company, is a commercial bank offering a wide range of banking and investment services to customers throughout the United States and around the world. Also included among Chase's accounts are commingled trust funds and a broad spectrum of individual trust and investment management portfolios. These accounts have varying investment objectives.



          CAM is a wholly-owned operating subsidiary of the Adviser. CAM is registered with the Securities and Exchange Commission as an investment adviser and provides discretionary investment advisory services to institutional clients, and the same individuals who serve as portfolio managers for CAM also serve as portfolio managers for Chase.


          In consideration of the services provided by the Adviser pursuant to the Advisory Agreement, the Adviser is entitled to receive from the Portfolio an investment advisory fee computed daily and paid monthly based on a rate equal to a percentage of the Portfolio's average daily net assets specified in Part A. However, the Adviser may voluntarily agree to waive a portion of the fees payable to it on a month-to-month basis. For its services under its sub-advisory agreement, CAM will be entitled to receive such compensation, payable by the Adviser out of its advisory fee, as is described in Part A.



          For the fiscal years ended October 31, 1995, 1996 and 1997, Chase was paid or accrued the following investment advisory fees with respect to the Portfolio and voluntarily waived the amounts in parentheses following such fees with respect to each such period:



                                       Fiscal Period-Ended October 31,
                          -----------------------------------------------------
                                  1995               1996             1997
                          ----------------- ------------------ -----------------
Fund                       payable   waived   payable   waived  payable   waived
----                      ---------  ------ ----------  ------ ---------  ------

Capital Growth Portfolio  $3,563,194    --   $4,226,466   --   $4,971,835   --



Administrator

         Pursuant to an Administration Agreement (the "Administration Agreement") , Chase serves as administrator of the Portfolio. Chase provides certain administrative services to the Portfolio, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Portfolio's independent contractors and agents; preparation for signature by an officer of the Portfolio of all documents required to be filed for compliance by the Portfolio with applicable laws and regulations excluding those of the securities laws of various states; arranging for the computation of performance data, including net asset value and yield; responding to investor inquiries; and arranging for the maintenance of books and records of the Portfolio and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. The administrator does not have any responsibility or authority for the management of the Portfolio, the determination of investment policy, or for any matter pertaining to the distribution of beneficial interests.

         Under the Administration Agreement, Chase is permitted to render administrative service to others. The Administrative Agreement will continue in effect from year to year with respect to the Portfolio only if such continuance is specifically approved at least annually by the Board of Trustees of the Portfolio or by vote of a majority of the Portfolio's outstanding voting securities and in either case, by a majority of the Trustees who are not parties in the Administration Agreement or "interested persons" (as defined in the 1940
Act) of any such party. The Administration Agreement is terminable without penalty by the Portfolio on 60 days' written notice when authorized either by a majority vote of the Portfolio's investors or by vote of a majority of the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Portfolio, or by Chase on 60 days' written notice, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act). The Administration Agreement also provides that neither Chase nor its personnel shall be liable for any error of judgment or mistake of law or for any act or omission in the administration of the Portfolio except for willful misfeasance, bad faith or gross negligence in the performance of its or their duties or by reason of reckless disregard of its or their obligations and duties under the Administration Agreement.

         In addition, the Administration Agreement provides that, in the event the operating expenses of the Portfolio, including all investment advisory, administration and sub-administration fees, but excluding brokerage commissions and fees, taxes, interest and extraordinary expenses such as litigation, for any fiscal year exceed the most restrictive expense limitation applicable to the Portfolio imposed by the securities laws or regulations thereunder of any state in which the beneficial interests of the Portfolio are qualified for sale, as such limitations may be raised or lowered from time to time, Chase shall reduce its administration fee (which fee is described below) to the extent of its share of such excess expenses. The amount of any such reduction to be borne by Chase shall be deducted from the monthly administration fee otherwise payable to Chase during such fiscal year; and if such amounts should exceed the monthly fee, Chase shall pay to the Portfolio its share of such excess expenses no later than the last day of the first month of the next succeeding fiscal year.


         In consideration of the services provided by Chase pursuant to the Administration Agreement, Chase receives from the Portfolio a fee computed daily and paid monthly at an annual rate equal to 0.05% of its average daily net assets. Chase may voluntarily waive a portion of the fees payable to it with respect to the Portfolio on a month-to-month basis.

          For the fiscal years ended October 31, 1995, 1996 and 1997, Chase was paid or accrued the following administration fees and voluntarily waived the amounts in parentheses following such fees:

                                       Fiscal Period-Ended October 31,
                          -----------------------------------------------------
                                  1995               1996             1997
                          ----------------- ------------------ -----------------
Fund                       payable   waived   payable   waived  payable   waived
----                      ---------  ------ ----------  ------ ---------  ------
Capital Growth Portfolio  $445,399     --     $528,308    --   $621,480     --


Custodian

          Pursuant to a Custodian Agreement, Chase acts as the custodian of the assets of the Portfolio and receives such compensation as is from time to time agreed upon by the Portfolio and Chase. As custodian, Chase provides oversight and record keeping for the assets held in the portfolio of the Portfolio. Chase also provides or arranges for the provision of fund accounting services for the income, expenses and beneficial interests outstanding for the Portfolio. Chase is located at 3 Metrotech Center, Brooklyn, NY 11245.


Independent Accountants

          Price Waterhouse LLP, 1177 Avenue of the Americas, New York, NY 10036, independent accountants of the Portfolio, provides the Portfolio with audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the SEC.

Counsel

          Counsel to the Portfolio is Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, NY 10017.



Item 17.  Brokerage Allocation and Other Practices.
---------------------------------------------------

          Specific decisions to purchase or sell securities for the Portfolio are made by a portfolio manager who is an employee of the Adviser or Sub-adviser and who is appointed and supervised by senior officers of the Adviser or Sub-adviser. Changes in the Portfolio's investments are reviewed by the Board of Trustees. The portfolio manager may serve other clients of the advisers in a similar capacity.



          The frequency of portfolio transactions--the portfolio turnover rate--will vary from year to year depending upon market conditions. Because a high turnover rate may increase transaction costs and the possibility of taxable short-term gains, the advisers will weigh the added costs of short-term investment against anticipated gains. The Portfolio will engage in portfolio trading if its advisers believe a transaction, net of costs (including custodian charges), will help it achieve its investment objectives. For the fiscal years ended October 31, 1995, 1996 and 1997, the Portfolio's portfolio turnover rate was 86%, 90% and 67%, respectively.

          Under the Advisory Agreement and the sub-advisory agreement, the Adviser and Sub-adviser shall use their best efforts to seek to execute portfolio transactions at prices which, under the circumstances, result in total costs or proceeds being the most favorable to the Portfolio. In assessing the best overall terms available for any transaction, the Adviser and Sub-adviser consider all factors they deem relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, research services provided to the Adviser or Sub-adviser, and the reasonableness of the commissions, if any, both for the specific transaction and on a continuing basis. The Adviser and Sub-adviser are not required to obtain the lowest commission or the best net price for the Portfolio on any particular transaction, and are not required to execute any order in a fashion either preferential to the Portfolio relative to other accounts they manage or otherwise materially adverse to such other accounts.

          Debt securities are traded principally in the over-the-counter market through dealers acting on their own account and not as brokers. In the case of securities traded in the over-the-counter market (where no stated commissions are paid but the prices include a dealer's markup or markdown), the Adviser or Sub-adviser to the Portfolio normally seeks to deal directly with the primary market makers unless, in its opinion, best execution is available elsewhere. In the case of securities purchased from underwriters, the cost of such securities generally includes a fixed underwriting commission or concession. From time to time, soliciting dealer fees are available to the Adviser or Sub-adviser on the tender of the Portfolio's portfolio securities in so-called tender or exchange offers. Such soliciting dealer fees are in effect recaptured for the Portfolio by the Adviser and Sub-adviser. At present, no other recapture arrangements are in effect.

          Under the advisory and sub-advisory agreements and as permitted by
Section 28(e) of the Securities Exchange Act of 1934, the Adviser or Sub-adviser may cause the Portfolio to pay a broker-dealer which provides brokerage and research services to the Adviser or Sub-adviser, the Portfolio and/or other accounts for which they exercise investment discretion an amount of commission for effecting a securities transaction for the Portfolio in excess of the amount other broker-dealers would have charged for the transaction if they determine in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker-dealer viewed in terms of either a particular transaction or their overall responsibilities to accounts over which they exercise investment discretion. Not all of such services are useful or of value in advising the Portfolio. The Adviser and Sub-adviser report to the Board of Trustees regarding overall commissions paid by the Portfolio and their reasonableness in relation to the benefits to the Portfolio. The term "brokerage and research services" includes advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or of purchasers or sellers of securities, furnishing analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts, and effecting securities transactions and performing functions incidental thereto such as clearance and settlement.


          The management fees that the Portfolio pays to the Adviser will not be reduced as a consequence of the Adviser's or Sub-adviser's receipt of brokerage and research services. To the extent the Portfolio's portfolio transactions are used to obtain such services, the brokerage commissions paid by the Portfolio will exceed those that might otherwise be paid by an amount which cannot be presently determined. Such services generally would be useful and of value to the Adviser or Sub-adviser in serving one or more of their other clients and, conversely, such services obtained by the placement of brokerage business of other clients generally would be useful to the Adviser and Sub-adviser in carrying out their obligations to the Portfolio. While such services are not expected to reduce the expenses of the Adviser or Sub-adviser, the advisers would, through use of the services, avoid the additional expenses which would be incurred if they should attempt to develop comparable information through their own staffs.

          In certain instances, there may be securities that are suitable for the Portfolio as well as one or more of the Adviser's or Sub-adviser's other clients. Investment decisions for the Portfolio and for other clients are made with a view to achieving their respective investment objectives. It may develop that the same investment decision is made for more than one client or that a particular security is bought or sold for only one client even though it might be held by, or bought or sold for, other clients. Likewise, a particular security may be bought for one or more clients when one or more clients are selling that same security. Some simultaneous transactions are inevitable when several clients receive investment advice from the same investment adviser, particularly when the same security is suitable for the investment objectives of more than one client. When the Portfolio and one or more other clients are simultaneously engaged in the purchase or sale of the same security, the securities are allocated among clients in a manner believed to be equitable to each. It is recognized that in some cases this system could have a detrimental effect on the price or volume of the security as far as the Portfolio is concerned. However, it is believed that the ability of the Portfolio to participate in volume transactions will generally produce better executions for the Portfolio.



          For the fiscal years ended October 31, 1995, 1996 and 1997, the Portfolio paid brokerage commissions of $2,311,291, $2,739,143 and $4,971,835, respectively.


          No portfolio transactions are executed with the Adviser, or with any affiliate of the Adviser, acting either as principal or as broker. Similarly, no securities transactions are executed with any person or entity which directly or indirectly controls a beneficial interest in the Portfolio equal to 20% or more of the net asset value of the Portfolio.

Item 18.  Capital Stock and Other Securities.
---------------------------------------------

          Under the Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Portfolio. Investors are entitled to participate pro rata in distributions of taxable income, loss, gain and credit of the Portfolio. Upon liquidation or dissolution of the Portfolio, investors are entitled to share pro rata in the Portfolio's net assets available for distribution to its investors. Investments in the Portfolio have no preference, preemptive, conversion or similar rights and are fully paid and nonassessable, except as set forth below. Investments in the Portfolio may not be transferred. Certificates representing an investor's beneficial interest in the Portfolio are issued only upon the written request of an investor.

          Each investor is entitled to a vote in proportion to the amount of its investment in the Portfolio. Investors in the Portfolio do not have cumulative voting rights, and investors holding more than 50% of the aggregate beneficial interest in the Portfolio may elect all of the Trustees of the Portfolio if they choose to do so and in such event the other investors in the Portfolio would not be able to elect any Trustee. The Portfolio is not required to hold annual meetings of investors but the Portfolio will hold special meetings of investors when in the judgment of the Portfolio's Trustees it is necessary or desirable to submit matters for an investor vote. No material amendment may be made to the Portfolio's Declaration of Trust without the affirmative majority vote of investors (with the vote of each being in proportion to the amount of its investment).

          The Portfolio may enter into a merger or consolidation, or sell all or substantially all of its assets, if approved by the vote of two-thirds of its investors (with the vote of each being in proportion to the amount of their investment), except that if the Trustees of the Portfolio recommend such sale of assets, the approval by vote of a majority of the investors (with the vote of each being in proportion to the amount of its investment) will be sufficient. The Portfolio may also be terminated (i) upon liquidation and distribution of its assets, if approved by the vote of two-thirds of its investors (with the vote of each being in proportion to the amount of its investment), or (ii) by the Trustees of the Portfolio by written notice to its investors.

          The Portfolio is organized as a trust under the laws of the State of New York. Investors in the Portfolio will be held personally liable for its obligations and liabilities, subject, however, to indemnification by the Portfolio in the event that there is imposed upon an investor a greater portion of the liabilities and obligations of the Portfolio than its proportionate beneficial interest in the Portfolio. The Declaration of Trust also provides that the Portfolio shall maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of the Portfolio, its investors, Trustees, officers, employees and agents covering possible tort and other liabilities. Thus, the risk of an investor incurring financial loss on account of investor liability is limited to circumstances in which both inadequate insurance existed and the Portfolio itself was unable to meet its obligations.

          The Declaration of Trust further provides that obligations of the Portfolio are not binding upon the Trustees individually but only upon the property of the Portfolio and that the Trustees will not be liable for any action or failure to act, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. The Declaration of Trust provides that the trustees and officers will be indemnified by the Portfolio against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Portfolio, unless, as to liability to the Portfolio or its investors, it is finally adjudicated that they engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in their offices, or unless with respect to any other matter it is finally adjudicated that they did not act in good faith in the reasonable belief that their actions were in the best interests of the Portfolio. In the case of settlement, such indemnification will not be provided unless it has been determined by a court or other body approving the settlement or other disposition, or by a reasonable determination, based upon a review of readily available facts, by vote of a majority of disinterested Trustees or in a written opinion of independent counsel, that such officers or Trustees have not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

          The Portfolio will continue in existence until 20 years after the death of the last survivor of certain specified individuals listed in its Declaration of Trust unless it is terminated or dissolved earlier in accordance with the provisions of that Declaration.

          The Portfolio will furnish to each of its investors at least annually as of the end of its fiscal year a report of operations containing a balance sheet and a statement of income prepared in conformity with generally accepted accounting principles and an opinion of an independent public accountant on such financial statements. The Portfolio will also furnish to each of its investors at least semiannually an interim report of operations containing an unaudited balance sheet and an unaudited statement of income.

Item 19.  Purchase, Redemption and Pricing of Securities Being Offered.
-----------------------------------------------------------------------

                  Beneficial interests in the Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. See "Purchase of Securities" and "Redemption or Repurchase" in Part A.

                  The Portfolio's portfolio securities and other assets are valued as follows:

                  Equity securities are valued at the last sale price on the exchange on which they are primarily traded or on the NASDAQ system for unlisted national market issues, or at the last quoted bid price for securities in which there were no sales during the day or for unlisted securities not reported on the NASDAQ system. Bonds and other fixed income securities (other than short-term obligations, but including listed issues) are valued on the basis of valuations furnished by a pricing service, the use of which has been approved by the Board of Trustees. In making such valuations, the pricing service utilizes both dealer-supplied valuations and electronic data processing techniques that take into account appropriate factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data, without exclusive reliance upon quoted prices or exchange or over-the-counter prices, since such valuations are believed to reflect more accurately the fair value of such securities. Short-- term obligations which mature in 60 days or less are valued at amortized cost, which constitutes fair value as determined by the Board of Trustees. Futures and option contracts that are traded on commodities or securities exchanges are normally valued at the settlement price on the exchange on which they are traded. Portfolio securities (other than short-term obligations) for which there are no such quotations or valuations are valued at fair value as determined in good faith by or at the direction of the Board of Trustees.

          Interest income on long-term obligations is determined on the basis of interest accrued plus amortization of discount (generally, the difference between issue price and stated redemption price at maturity) and premiums (generally, the excess of purchase price over stated redemption price at maturity). Interest income on short-term obligations is determined on the basis of interest and discount accrued less amortization of premium.

          Each investor in the Portfolio may add to or reduce its investment in the Portfolio on each day that the New York Stock Exchange is open for business. As of the close of regular trading on the New York Stock Exchange on each such day (normally 4:00p.m. Eastern time; however, options are priced at 4:15 p.m., Eastern time), the value of each investor's interest in the Portfolio will be determined by multiplying the net asset value of the Portfolio by the percentage representing that investor's share of the aggregate beneficial interests in the Portfolio. Any additions or reductions which are to be effected on that day will then be effected. The investor's percentage of the aggregate beneficial interests in the Portfolio will then be recomputed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the close of regular trading on such day plus or minus, as the case may be, the amount of net additions to or reductions in the investor's investment in the Portfolio effected on such day and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of the close of regular trading on such day plus or minus, as the case may be, the amount of net additions to or reductions in the aggregate investments in the Portfolio by all investors in the Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in the Portfolio as of the close of regular trading on the following day the New York Stock Exchange is open for trading.

          The Portfolio reserves the right, if conditions exist which make cash payments undesirable, to honor any request for redemption by making payment in whole or in part in readily marketable securities chosen by the Portfolio and valued as they are for purposes of computing the Portfolio's net asset value (a redemption in kind). If payment is made in securities, an investor may incur transaction expenses in converting these securities into cash.

          The Portfolio will not redeem in kind except in circumstances in which the owner of a beneficial interest in the Portfolio is permitted to redeem in kind or unless requested by such owner.

Item 20.  Tax Status.
---------------------

          The Portfolio will be classified for federal income tax purposes as a partnership that will not be a "publicly traded partnership." As a result, the Portfolio will not be subject to federal income taxation. Instead, the investors in the Portfolio will take into account, in computing their federal income tax liability, their share of the Portfolio's income, gains, losses, deductions, credits and tax preference items for the taxable year of the Portfolio ending within or with the taxable year of the investor, without regard to whether they have received any cash distributions from the Portfolio. The

Portfolio's taxable year end is October 31. The Portfolio is organized as a New York trust. The Portfolio is not subject to any income or franchise tax in the State of New York .


          Under current Internal Revenue Service ruling policy, for purposes of determining whether an investor in a Portfolio satisfies the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") the investor will be deemed to own a proportionate share of the Portfolio's assets and will be deemed to be entitled to a proportionate share of the Portfolio's income. The Portfolio intends to conduct its operations so as to enable investors to satisfy those requirements.

          Distributions received by investors in the Portfolio generally will not result in the investor's recognizing any gain or loss for federal income tax purposes, except that (1) gain will be recognized to the extent that any cash distributed exceeds the investor's basis in its Portfolio interest prior to the distribution, (2) income or gain may be recognized if the distribution is made in liquidation of the investor's entire interest in the Portfolio and includes a disproportionate share of any unrealized receivables held by the Portfolio, (3) loss may be recognized if the distribution is made in liquidation of the investor's entire interest in the Portfolio and consists solely of cash and/or unrealized receivables and the investor's share of the Portfolio's losses, and
(4) gain or loss may be recognized on a distribution to an investor that contributed property to the Portfolio. The investor's basis in its interest in the Portfolio generally will equal the amount of cash and the basis of any property which the investor invests in the Portfolio, increased by the investor's share of net income and gains from the Portfolio, and decreased by the amount of any cash distributions and the basis of any property distributed from the Portfolio.


          The foregoing is intended to be a general summary of certain United States federal income tax considerations affecting the Portfolio and its investors. Accordingly, investors are advised to consult their own tax advisers with respect to the particular federal, state, local and foreign tax consequences of an investment in the Portfolio. Item 21. Underwriters.

Item 21.  Underwriters.
-----------------------

                  Not applicable.

Item 22.  Calculation of Performance Data.
------------------------------------------

                  Not applicable.

Item 23.  Financial Statements.
-------------------------------



          Audited financial statements and reports thereon are incorporated herein by reference from the Portfolio's Annual Report to Shareholders for the fiscal year ended October 31, 1997 as filed with Securities and Exchange commission by Mutual Fund Group via Edgar on Form N-30D on January 7, 1998, accession number: 950146-98-000027.

                                                                     APPENDIX A
                                                                     ----------


                       DESCRIPTION OF CERTAIN OBLIGATIONS
                     ISSUED OR GUARANTEED BY U.S. GOVERNMENT
                          AGENCIES OR INSTRUMENTALITIES
                     ---------------------------------------

          Federal Farm Credit System Notes and Bonds -- are bonds issued by a cooperatively owned nationwide system of banks and associations supervised by the Farm Credit Administration, an independent agency of the U.S. Government. These bonds are not guaranteed by the U.S. Government.

          Maritime Administration Bonds -- are bonds issued and provided by the Department of Transportation of the U.S. Government and are guaranteed by the U.S. Government.

          FNMA Bonds -- are bonds guaranteed by the Federal National Mortgage Association. These bonds are not guaranteed by the U.S. Government.

          FHA Debentures -- are debentures issued by the Federal Housing Administration of the U.S. Government and are guaranteed by the U.S. Government.

          FHA Insured Notes -- are bonds issued by the Farmers Home Administration, the U.S. Government and are guaranteed by the U.S. Government.


          GNMA Certificates -- are mortgage-backed securities which represent a partial ownership interest in a pool of mortgage loans issued by lenders such as mortgage bankers, commercial banks and savings and loan associations. Each mortgage loan included in the pool is either insured by the Federal Housing Administration or guaranteed by the Veterans Administration and therefore guaranteed by the U.S. Government. As a consequence of the fees paid to GNMA and the issuer of GNMA Certificates, the coupon rate of interest of GNMA Certificates is lower than the interest paid on the VA-guaranteed or FHA-insured mortgages underlying the Certificates. The average life of a GNMA Certificate is likely to be substantially less than the original maturity of the mortgage pools underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures may result in the return of the greater part of principal invested far in advance of the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee. As the prepayment rate of individual mortgage pools will vary widely, it is not possible to accurately predict the average life of a particular issue of GNMA Certificates. The yield which will be earned on GNMA Certificates may vary from their coupon rates for the following reasons: (i) Certificates may be issued at a premium or discount, rather than at par; (ii) Certificates may trade in the secondary market at a premium or discount after issuance; (iii) interest is earned and compounded monthly which has the effect of raising the effective yield earned on the Certificates; and (iv) the actual yield of each Certificate is affected by the prepayment of mortgages included in the mortgage pool underlying the Certificates. Principal which is so prepaid will be reinvested although possibly at a lower rate. In addition, prepayment of mortgages included in the mortgage pool underlying a GNMA Certificate purchased at a premium could result in a loss to the Portfolio. Due to the large amount of GNMA Certificates outstanding and active participation in the secondary market by securities dealers and investors, GNMA Certificates are highly liquid instruments. Prices of GNMA Certificates are readily available from securities dealers and depend on, among other things, the level of market rates, the Certificate's coupon rate and the prepayment experience of the pool of mortgages backing each Certificate. If agency securities are purchased at a premium above principal, the premium is not guaranteed by the issuing agency and a decline in the market value to par may result in a loss of the premium, which may be particularly likely in the event of a prepayment. When and if available, U.S. Government obligations may be purchased at a discount from face value.

          FHLMC Certificates and FNMA Certificates -- are mortgage-backed bonds issued by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, respectively, and are guaranteed by the U.S. Government.


          GSA Participation Certificates -- are participation certificates issued by the General Services Administration of the U.S. Government and are guaranteed by the U.S. Government.

          New Communities Debentures -- are debentures issued in accordance with the provisions of Title IV of the Housing and Urban Development Act of 1968, as supplemented and extended by Title VII of the Housing and Urban Development Act of 1970, the payment of which is guaranteed by the U.S. Government.

          Public Housing Bonds -- are bonds issued by public housing and urban renewal agencies in connection with programs administered by the Department of Housing and Urban Development of the U.S. Government, the payment of which is secured by the U.S. Government.

          Penn Central Transportation Certificates -- are certificates issued by Penn Central Transportation and guaranteed by the U.S. Government.

          SBA Debentures -- are debentures fully guaranteed as to principal and interest by the Small Business Administration of the U.S. Government.


          Washington Metropolitan Area Transit Authority Bonds -- are bonds issued by the Washington Metropolitan Area Transit Authority. Some of the bonds issued prior to 1993 are guaranteed by the U.S. Government.


          FHLMC Bonds -- are bonds issued and guaranteed by the Federal Home Loan Mortgage Corporation. These bonds are not guaranteed by the U.S. Government.

          Federal Home Loan Bank Notes and Bonds -- are notes and bonds issued by the Federal Home Loan Bank System and are not guaranteed by the U.S. Government.

          Student Loan Marketing Association ("Sallie Mae") Notes and bonds -- are notes and bonds issued by the Student Loan Marketing Association and are not guaranteed by the U.S. Government.

          D.C. Armory Board Bonds -- are bonds issued by the District of Columbia Armory Board and are guaranteed by the U.S. Government.

          Export-Import Bank Certificates -- are certificates of beneficial interest and participation certificates issued and guaranteed by the Export-Import Bank of the U.S. and are guaranteed by the U.S. Government.

          In the case of securities not backed by the "full faith and credit" of the U.S. Government, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment, and may not be able to assert a claim against the U.S. Government itself in the event the agency or instrumentality does not meet its commitments.

          Investments may also be made in obligations of U.S. Government agencies or instrumentalities other than those listed above.

                                                                     APPENDIX B
                                                                     ----------
                             DESCRIPTION OF RATINGS
                             ----------------------

          A description of the rating policies of Moody's, S&P and Fitch with respect to bonds and commercial paper appears below.

Moody's Investors Service's Corporate Bond Ratings

          Aaa--Bonds which are rated "Aaa" are judged to be of the best quality and carry the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

          Aa--Bonds which are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

          A--Bonds which are rated "A" possess many favorable investment qualities and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

          Baa--Bonds which are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

          Ba--Bonds which are rated "Ba" are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

          B--Bonds which are rated "B" generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance and other terms of the contract over any long period of time may be small.

          Caa--Bonds which are rated "Caa" are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

          Ca--Bonds which are rated "Ca" represent obligations which are speculative in high degree.

          Such issues are often in default or have other marked shortcomings.

          C--Bonds which are rated "C" are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

          Moody's applies numerical modifiers "1", "2", and "3" to certain of its rating classifications. The modifier "1" indicates that the security ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates that the issue ranks in the lower end of its generic rating category.

Standard & Poor's Ratings Group Corporate Bond Ratings

          AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to repay principal and pay interest.

          AA--Bonds rated "AA" also qualify as high quality debt obligations. Capacity to pay principal and interest is very strong, and differs from "AAA" issues only in small degree.

          A--Bonds rated "A" have a strong capacity to repay principal and pay interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

          BBB--Bonds rated "BBB" are regarded as having an adequate capacity to repay principal and pay interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to repay principal and pay interest for bonds in this category than for higher rated categories.

          BB-B-CCC-CC-C--Bonds rated "BB", "B", "CCC", "CC" and "C" are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

          CI--Bonds rated "CI" are income bonds on which no interest is being paid.

          D--Bonds rated "D" are in default. The "D" category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired unless S&P believes that such payments will be made during such grace period. The "D" rating is also used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

          The ratings set forth above may be modified by the addition of a plus or minus to show relative standing within the major rating categories.

Moody's Investors Service's Commercial Paper Ratings

          Prime-1--Issuers (or related supporting institutions) rated "Prime-1" have a superior ability for repayment of senior short-term debt obligations. "Prime-1" repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well-established access to a range of financial markets and assured sources of alternate liquidity.

          Prime-2--Issuers (or related supporting institutions) rated "Prime-2" have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

          Prime-3--Issuers (or related supporting institutions) rated "Prime-3" have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

          Not Prime--Issuers rated "Not Prime" do not fall within any of the Prime rating categories.

Standard & Poor's Ratings Group Commercial Paper Ratings

          A S&P commercial paper rating is current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded in several categories, ranging from "A-1" for the highest quality obligations to "D" for the lowest. The four categories are as follows:

          A-1--This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus (+) sign designation.

          A-2--Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated "A-1".

          A-3--Issues carrying this designation have adequate capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the bigger designations.

          B--Issues rated "B" are regarded as having only speculative capacity for timely payment.

          C--This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

          D--Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

Fitch Bond Ratings

          AAA--Bonds rated AAA by Fitch are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

          AA--Bonds rated AA by Fitch are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issues is generally rated F-1+ by Fitch

          A--Bonds rated A by Fitch are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

          BBB--Bonds rated BBB by Fitch are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse consequences on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

          Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

Fitch Short-Term Ratings

          Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

          The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

Fitch's short-term ratings are as follows:

          F-1+--Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

          F-1--Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

          F-2--Issues assigned this rating have a satisfactory degree of assurance for timely payment but the margin of safety is not as great as for issues assigned F-1+ and F-1 ratings.

          F-3--Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, although near-term adverse changes could cause these securities to be rated below investment grade.

          LOC--The symbol LOC indicates that the rating is based on a letter of credit issued by a commercial bank.

          Like higher rated bonds, bonds rated in the Baa or BBB categories are considered to have adequate capacity to pay principal and interest. However, such bonds may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds.

          After purchase by the Portfolio, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Portfolio. Neither event will require a sale of such security by the Portfolio. However, the Portfolio's investment manager will consider such event in its determination of whether the Portfolio should continue to hold the security. To the extent the ratings given by Moody's, S&P or Fitch may change as a result of changes in such organizations or their rating systems, the Portfolio will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained Part A and Part B.

                                     PART C
                                     ------

Item 24.  Financial Statements and Exhibits.
--------------------------------------------

         (a)      Financial Statements Included in Part A:

                  Not applicable

                   Financial Statements Included in Part B:


                   Audited financial statements and reports thereon are incorporated herein by reference from the Portfolio's Annual Report to Shareholders for the fiscal year ended October 31, 1997 as filed with Securities and Exchange commission by Mutual Fund Group via Edgar on Form N-30D on January 7, 1998, accession number: 950146-98-000027.


                  Financial Statements Included in Part C:

                  None.


         (b)      Exhibits:

                  1     Declaration of Trust.(1)

                  2     By-Laws.(1)

                  5(a)  Form of Investment Advisory Agreement.(3)
                   (b)  Form of Investment Sub-Advisory Agreement.(3)

                  8     Custodian Agreement.(2)

                  9     Administration Agreement.(2)

                 99 Powers of Attorney for: Fergus Reid, III, H. Richard Vartabedian, Wililam J. Armstrong, John R. H. Blum, Stuart W. Cragin, Jr., Joseph J. Harkins, Richard E. Ten Haken, Irving L. Thode, W. Perry Neff, Roland R. Eppley, Jr. and W. D. MacCallan.(4)

                 (1) Filed as Exhibit to the Registration Statement on Form N-1A of the Registrant (File No. 811-6701) as filed with the Securities and Exchange Commission on October 19, 1993.

                 (2)    Filed as Exhibit to Amendment No. 1 to
                        Registrant's Registration Statement on Form N-1A as filed with the Securities and Exchange
                        Commission on February 28, 1994.

                 (3) Filed as an Exhibit to Amendment No. 3 to Registrant's Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 6, 1996.


                 (4) Filed as an Exhibit to Amendment No. 4 to the Registrant's Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on February 27, 1997.


Item 25.  Persons Controlled by or Under Common Control with Registrant.
------------------------------------------------------------------------

                  Not applicable

Item 26.  Number of Holders of Securities.
------------------------------------------



                                                   Number of Record Holders
                  Title of Class                   as of January 31, 1998
         ---      --------------                   ------------------------


                  Beneficial Interests                               1


Item 27.  Indemnification.
--------------------------


(a) Reference is hereby made to Article V of the Registrant's Declaration of Trust.


          The Trustees and officers of the Registrant and the personnel of the Registrant's investment adviser and administrator are insured under an errors and omissions liability insurance policy. The Registrant and its officers are also insured under the fidelity bond required by Rule 17g-1 under the Investment Company Act of 1940.


Item 28(a).  Business and Other Connections of Investment Adviser.
---------------------------------------------------------------

          The Chase Manhattan Bank (the "Adviser") is a commercial bank providing a wide range of banking and investment services.


          To the knowledge of the Registrant, none of the directors or executive officers of the Adviser, except those described below, are or have been, at any time during the past two years, engaged in any other business, profession, vocation or employment of a substantial nature, except that certain directors and executive officers of the Adviser also hold or have held various positions with bank and non-bank affiliates of the Adviser, including its parent, The Chase Manhattan Corporation. Each director listed below is also a director of The Chase Manhattan Corporation.


                                              Principal Occupation or Other
                     Position with the        Employment of a Substantial
Name                 Adviser                  Nature During the Past Two Years
----                 -----------------        --------------------------------
Thomas G. Labreque   Chairman of the          Chairman, Chief Executive
                     Board, Chief             Officer and a Director of The
                     Executive Officer        Chase Manhattan Corporation and
                     and Director             a Director of AMAX, Inc.


Arthur F. Ryan        President, Chief        President, Chief Operating
                      Operating Officer       Officer, and a Director of The
                      and Director            Chase Manhattan Corporation

Richard J. Boyle      Vice Chairman of the    Vice Chairman of the Board and a
                      Board and Director      Director of The Chase Manhattan
                                              Corporation and a Trustee of
                                              Prudential Realty Trust

Robert R. Douglass    Vice Chairman of the    Vice Chairman of the Board and a
                      Board and Director      Director of The Chase Manhattan
                                              Corporation and Trustee of HRE
                                              Properties

Joan Ganz Cooney      Director                Chairman of the Executive
                                              Committee of the Board of
                                              Trustees, formerly Chief
                                              Executive Officer, of Children's
                                              Television Workshop and a
                                              Director of each of Johnson &
                                              Johnson, Metropolitan Life
                                              Insurance Company and Xerox
                                              Corporation

Edward S. Finkelstein  Director               Retired Chairman and Chief
                                              Executive Officer and Director
                                              of R. H. Macy & Co., Inc.; and a
                                              Director of Time Warner Inc.

                                             Principal Occupation or Other
                     Position with the       Employment of a Substantial
Name                 Adviser                 Nature During the Past Two Years
----                 -----------------       --------------------------------
H. Laurance Fuller    Director               Chairman, President, Chief
                                             Executive Officer and Director
                                             of Amoco Corporation and
                                             Director of Abbott Laboratories

Howard C. Kauffman    Director               Retired President of Exxon
                                             Corporation and a Director of
                                             each of Pfizer Inc. and Ryder
                                             System, Inc.

Paul W. MacAvoy       Director               Dean of the Yale School of
                                             Organization and Management

David T. McLaughlin   Director               President and Chief Executive
                                             Officer of The Aspen Institute,
                                             Chairman of Standard Fuse
                                             Corporation and a Director of
                                             each of ARCO Chemical Company
                                             and Westinghouse Electric
                                             Corporation

Edmund T. Pratt, Jr.  Director               Chairman Emeritus, formerly
                                             Chairman and Chief Executive
                                             Officer, of Pfizer Inc. and a
                                             Director of each of Pfizer Inc.,
                                             Celgene Corp., General Motors
                                             Corporation and International
                                             Paper Company

Henry B. Schacht      Director               Chairman and Chief Executive
                                             Officer of Cummins Engine
                                             Company, Inc. and a Director of
                                             each of American Telephone and
                                             Telegraph Company and CBS Inc.

A. Alfred Taubman     Director               Chairman and Director,  formerly
                                             also Chief  Executive  Officer, of
                                             The Taubman Company,  Inc.,
                                             majority  shareholder and chairman
                                             of Sotheby's Holdings,  Inc.,
                                             owner of  Woodward & Lothrop,  Inc.
                                             and its subsidiary, John Wanamaker,
                                             and Chairman of A&W Restaurants,
                                             Inc. and a Director of R.H. Macy &
                                             Co., Inc.

                                             Principal Occupation or Other
                     Position with the       Employment of a Substantial
Name                 Adviser                 Nature During the Past Two Years
----                 -----------------       --------------------------------
Donald H. Trautlein   Director               Retired Chairman and Chief
                                             Executive Officer of Bethlehem
                                             Steel Corporation and a Director
                                             of each of Data General
                                             Corporation and Phoenix Re
                                             Corporation

Kay R. Whitmore       Director               Chairman of the Board, President
                                             and Chief Executive Officer and
                                             Director of Eastman Kodak
                                             Company

Item 28(b)

          Chase Asset Management ("CAM") is an Investment Advisor providing investment services to institutional clients.

        To the knowledge of the Registrant, none of the Directors or executive officers of the CAM, except those described below, are or have been, at any time during the past two years, engaged in any other business, profession, vocation or employment of a substantial nature, except that certain Directors and executive officers of the CAM also hold or have held various positions with bank and non-bank affiliates of the Advisor, including its parent, The Chase Manhattan Corporation.

                                                   Principal Occupation or Other
                      Position with                Employment of a Substantial
Name                  the Sub-Advisor              Nature During Past Two Years
----                  ---------------              ----------------------------
James Zeigon          Chairman and Director        Director of Chase
                                                   Asset Management
                                                   (London) Limited

Steven Prostano       Executive Vice President     Chief Operating Officer
                      and Chief Operating Officer  and Director of Chase
                                                   Asset Management
                                                   (London) Limited

Mark Richardson       President and Chief          Chief Investment Officer
                      Investment Officer           and Director of Chase
                                                   Asset Management
                                                   (London) Limited


Item 29.  Principal Underwriters.
---------------------------------

         Not applicable.

Item 30.  Location of Accounts and Records.
-------------------------------------------

          The accounts and records of the Registrant are located, in whole or in part, at the office of the Registrant and the following locations:

                  Name                             Address
                  ----                             -------

The Chase Manhattan Bank                     270 Park Avenue
(investment adviser)                         New York, NY 10017

Chase Asset Management, Inc.                 1211 Avenue of the Americas
(investment sub-adviser)                     New York, NY 10036

The Chase Manhattan Bank                     One Chase Square, Tower 7
(administrator)                              Rochester, NY 14643

The Chase Manhattan Bank                     3 Metrotech Center
(custodian)                                  Brooklyn, NY 11245

[Signature Broker-Dealer                     6 St. James Avenue, Suite 900
     Services, Inc.                          Boston, MA 02116
(exclusive placement agent)]


Item 31.  Management Services.
------------------------------

         Not applicable

Item 32.  Undertakings.
-----------------------

         Not applicable

                                   SIGNATURES



          Capital Growth Portfolio has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York on the 27th day of February, 1998.




                                              CAPITAL GROWTH PORTFOLIO




                                          By  /s/ H. Richard Vartabedian
                                              --------------------------------
                                              H. Richard Vartabedian, President


         This amendment to the Registration Statement on Form N-1A of Capital Growth Portfolio has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                            Title                      Date
----------                            -----                      ----


/s/ H. Richard Vartabedian            President and Trustee    February 27, 1998
--------------------------
H. Richard Vartabedian

           *                          Trustee                  February 27, 1998
-------------------------
Stuart W. Cragin, Jr.

           *                          Chairman and Trustee     February 27, 1998
-------------------------
Fergus Reid, III

           *                          Trustee                  February 27, 1998
-------------------------
Irving L. Thode

           *                          Trustee                  February 27, 1998
-------------------------
Joseph J. Harkins

           *                          Trustee                  February 27, 1998
-------------------------
William J. Armstrong

           *                          Trustee                  February 27, 1998
-------------------------
Richard E. Ten Haken

           *                          Trustee                  February 27, 1998
-------------------------
John R. H. Blum

           *                          Trustee                  February 27, 1998
-------------------------
W. Perry Neff

           *                          Trustee                  February 27, 1998
-------------------------
Roland R. Eppley, Jr.

           *                          Trustee                  February 27, 1998
--------------------------
W. D. MacCallan

           *                          Trustee                  February 27, 1998
--------------------------
Sarah E. Jones

           *                          Trustee                  February 27, 1998
--------------------------
Leonard Spalding

/s/ Martin Dean                       Treasurer and            February 27, 1998
--------------------------            Principal Accounting
Martin Dean                           Officer

/s/ H. Richard Vartabedian            Attorney-in-Fact         February 27, 1998
--------------------------
H. Richard Vartabedian

                                  EXHIBIT INDEX

EXHIBIT NUMBER


27   Financial Data Schedule